SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

NEXT LEVEL COMMUNICATIONS, INC.

(Name of Subject Company)

NEXT LEVEL COMMUNICATIONS, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

65333U 10 4

(CUSIP Number of Class of Securities)

Keith A. Zar

Senior Vice President and General Counsel

Next Level Communications, Inc.

6085 State Farm Drive

Rohnert Park, California 94928

(707) 584-6820

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

John J. Huber, Esq. Latham & Watkins LLP 555 11th Street, N.W., Suite 1000 Washington, D.C. 20004 (202) 637-2200	Christopher L. Kaufman, Esq. Latham & Watkins LLP 135 Commonwealth Drive Menlo Park, California 94025 (650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.    SUBJECT COMPANY INFORMATION.

The name of the subject company is Next Level Communications, Inc., a Delaware corporation (“Next Level”), and the address of Next Level’s principal executive offices is 6085 State Farm Drive, Rohnert Park, California 94928. The telephone number at that address is (707) 584-6820. The title of the class of equity securities to which this statement relates is Next Level’s common stock, par value $.01 per share (collectively, the “Shares”). As of January 31, 2003, there were 87,109,401 Shares outstanding. Motorola, Inc., a Delaware corporation (“Motorola”), owns 64,103,724 Shares (approximately 74% of outstanding Shares), 7,452,818 shares of Next Level preferred stock convertible into 91,717,884 Shares, and warrants currently exercisable or exercisable within 60 days to acquire an additional 40,186,630 Shares. Therefore, Motorola beneficially owns approximately 196,008,238 Shares or 89.5% of outstanding Shares as of January 31, 2003.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

Next Level has filed this statement in connection with the cash tender offer by Motorola to purchase all outstanding Shares not owned by Motorola or its affiliates at a price of $1.04 per Share, net to each seller in cash, upon the terms and subject to the conditions set forth in Motorola’s Offer to Purchase dated January 27, 2003 and the related Letter of Transmittal (which together constitute the “Motorola Offer”). The Motorola Offer is disclosed in a Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO, dated January 27, 2003 (the “Schedule TO”), with the Securities and Exchange Commission (the ”Commission”). According to the Schedule TO, the principal executive offices of Motorola are located at 1303 East Algonquin Road, Schaumburg, Illinois 60196.

ITEM 3.    CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS SINCE JANUARY 1, 2001.

All material agreements, arrangements or understandings and any actual or potential conflicts of interest between Next Level or affiliates of Next Level and 1) Next Level, Next Level’s executive officers, directors or affiliates or 2) Motorola or its respective officers, directors or affiliates are described in Annex A attached hereto and incorporated by reference herein. The Independent Committee was aware of these matters and considered them along with the other matters described below in Item 4: “The Solicitation or Recommendation—Reasons for Next Level’s Recommendation.”

Background of the Motorola Offer

Motorola is a controlling person of Next Level. Besides having beneficial ownership of 89.5% outstanding Shares, Motorola has exercised its right to designate two members of Next Level’s board of directors (the “Next Level Board”), Eugene Delaney and Gray Benoist, each of whom is a senior executive of Motorola. In addition, Next Level has entered into a number of business agreements with Motorola as described in more detail in Annex B hereto. Given its share ownership, board designees and business relationships with Next Level, Motorola typically has access to the same confidential information, including information related to Next Level’s prospects, as Next Level’s board members and executive officers have. Neither Motorola nor its designees has had access to the deliberations of the Independent Committee.

In December 2000 and January 2001, Motorola advanced Next Level $15 million and $17.3 million, respectively, pursuant to a tax sharing and allocation agreement reflecting Motorola’s anticipated beneficial use of Next Level’s operating losses incurred from January 6, 2000 through May 17, 2000.

On April 20, 2001, Next Level entered into a Relationship Agreement with Motorola under which Motorola committed to provide international customer support and other logistical services to Next Level.

On the same day, Next Level and Motorola executed a non-disclosure agreement (the “Non-Disclosure Agreement”). Under the Non-Disclosure Agreement, Motorola and Next Level agreed to procedures and limitations for the exchange of “Confidential Proprietary Information,” including using Confidential Proprietary Information “only in conjunction with entering into a business relationship for the sale of Next Level Products.”

During the first half of 2001, Next Level’s revenue forecasts were significantly reduced, and gross inventory balances increased by over $50 million. Next Level was forced to take an inventory write-down of $72 million in the second quarter of 2001, primarily relating to excess inventory.

In May 2001, Next Level and Motorola entered into a two-year credit agreement under which Motorola agreed to loan Next Level up to $60 million. When Next Level negotiated this credit agreement, it expected that the facility would provide sufficient cash to meet Next Level’s working capital and capital expenditure requirements for the next 12 months. Motorola obtained significant benefits for itself when negotiating the credit agreement. Most significantly, Motorola reinforced its “claw-back” provisions under which a portion of any future financing in excess of $25 million would be used to reduce outstanding debt to Motorola. Under these provisions, up to one third of any financing amounts between $25 and $50 million, up to one half of any financing amounts between $50 and $75 million, and all amounts of any financing greater than $75 million would be used to pay off debt to Motorola. Motorola also obtained stringent protective provisions in the credit agreement, including the receipt of a first priority security interest in all of Next Level’s assets, other than its headquarters building. In addition, Motorola obtained from Next Level warrants to purchase up to 7.5 million Shares, which would be issued and become exercisable based on the amount of Next Level’s borrowing and the passage of time. Because of the inventory issue described above, Next Level was required to draw down the entire $60 million facility by June 30, 2001, and warrants to purchase 4.5 million Shares at $7.39 per Share were issued to Motorola and became exercisable.

Having exhausted the credit agreement to address inventory issues, Next Level began to explore other sources of financing. Next Level asked Motorola to help develop a long-term financial strategy for Next Level but Motorola refused. Motorola advised Next Level that Motorola would not provide any more funding. Next Level then explored obtaining a $20 million mortgage loan on its headquarters’ building, but the financing required a guarantee from Motorola, which Motorola rejected. Next Level also raised the possibility of using an investment banker to explore a private placement of its securities, which Motorola also vetoed.

In July and August 2001, Next Level attempted to identify a long-term investor and, as alternatives, continued to explore a mortgage financing or a private placement of its securities. Next Level engaged Merrill Lynch to assist in a private equity placement. Next Level soon discovered that a third party investment in Next Level on acceptable terms would be difficult to find in light of the claw-back feature, which effectively meant that Motorola, rather than Next Level, would receive a significant portion of any funds invested by any new investor, as well as other restrictions in the Motorola credit agreement.

In September 2001, Motorola advanced Next Level $4 million pursuant to an amendment to the credit facility, increasing the aggregate principal amount to $64 million. In September 2001, Next Level also had to reapproach Motorola about guaranteeing a $20 million mortgage loan related to Next Level’s headquarters building to provide bridge financing. Finally, in October 2001, Motorola agreed to provide the guarantee, but demanded and received warrants for another 400,000 Shares at an exercise price of $3.82. Motorola also agreed to indemnify Northwestern Mutual Life Insurance Company for any liabilities that it might incur as a result of environmental conditions. Next Level repaid $4 million under the May 2001 credit facility using the proceeds from the mortgage loan in November 2001.

In October 2001, Next Level and Motorola agreed to convert $3 million of the income tax benefits due to Motorola under the tax sharing and allocation agreement to an increased aggregate principal amount under the May 2001 credit facility.

In November 2001, Next Level continued to search for a potential third-party investor and attempted to negotiate with Motorola about eliminating or modifying the claw-back feature. Between August and November 2001, Next Level and Merrill Lynch made presentations to over thirty investors. Their efforts generated term sheets from several third-party investors, and some of those term sheets required Motorola support. Next Level provided each term sheet to Motorola for its review. Next Level also gave Motorola detailed briefings regarding the consequences of each proposal, including potential adverse effects on Motorola’s equity ownership in Next Level. In mid-November, with only 90 days of cash remaining, Next Level’s management selected the most favorable of the term sheets and proceeded to negotiate and document the potential transaction.

On December 5, 2001, the Next Level Board met with management and Next Level’s financial advisor to consider the potential third-party investment. Motorola had been kept informed throughout the fund-raising process, and Next Level had asked Motorola if it wanted to provide the requisite funds itself. During the December 5 board meeting, Motorola considered and rejected the proposal. As a result, the potential investor determined not to proceed, and Next Level found itself unable to obtain reasonable financing from another third party. Motorola informed Next Level that it would rather provide short-term, stop-gap funding while Next Level pursued external funding that Motorola might find more acceptable to Motorola.

On December 11, 2001, Motorola agreed to lend Next Level $20 million under the terms of the May 2001 credit facility. In exchange, Motorola received a warrant to purchase 2,500,000 Shares at $4.29 per Share. As described below, this loan was cancelled in June 2002 in exchange for (a) 168,067 shares of Series A-1 Preferred Stock (reflecting a per share purchase price of $119.00 per share, or $1.19 per share on a “per common” basis based on the original conversion ratio of 100-for-1); and (b) a warrant to purchase 200,000 Shares at $2.00 per Share.

In February 2002, Motorola invested $30 million in Next Level in exchange for (a) 6,912,442 shares of Series A Preferred Stock (reflecting a per share purchase price of $4.34, or $2.17 per share on a “per common” basis based on the two-for-one conversion ratio); (b) a warrant to purchase 3,456,221 Shares at $2.17 per Share; and (c) a warrant to purchase 3,456,221 Shares at $2.60 per Share. Each share of Series A Preferred is convertible into two Shares and is entitled to voting rights on an as-converted basis. The terms of the certificate of designation for the Series A Preferred contained provisions by which Motorola obtained control and veto power over a number of fundamental Next Level corporate decisions. Most significantly, Section 4(b) of the certificate of designation provides that without the consent of a majority of the outstanding shares of the Series A Preferred (all of which are held by Motorola), Next Level may not “authorize the issuance of any equity security” in a financing transaction. Next Level management objected to this provision, but Motorola insisted.

While assisting with Next Level’s short-term financing needs, the issuance of the Series A Preferred did not address Next Level’s need for a long-term financing strategy. In March 2002, to avoid a “going-concern” qualification from Next Level’s auditors, Next Level obtained a $35 million financing commitment from Motorola. Also in March 2002, Motorola agreed to provide a corporate guaranty to replace an earlier guaranty provided by General Instrument (which Motorola had acquired in 2000) in 1996 in connection with a $24 million loan by SCI Systems, Inc. to Next Level.

In April 2002, Nasdaq notified Next Level that it appeared not to be in compliance with the exchange’s then-applicable listing requirement that a company have $4 million in net tangible assets. Next Level’s inability to meet this requirement was driven largely by Motorola’s preference for debt financing and the inclusion of a feature in the Series A Preferred allowing Motorola to force Next Level to redeem the preferred under certain circumstances. In order to maintain Next Level’s listing on the Nasdaq National Market, Motorola certified to Nasdaq that it had agreed (a) to waive, through November 1, 2002, Motorola’s right of redemption of the Series A Preferred Stock that it held in the event of a change of control or sale of a material portion of Next Level’s assets and (b) not to transfer the Series A Preferred stock unless the transferee agreed in writing to be bound by the waiver. In exchange, Next Level issued to Motorola a warrant to purchase 400,000 Shares at $2.00 per Share.

In April 2002, Next Level senior management again approached Motorola about the need to agree on a long-term financing strategy for Next Level. Motorola previously had indicated to Next Level that Motorola wanted Next Level to find a third-party investor to provide additional funding. In April 2002, Next Level management advised Motorola that it would be difficult, if not impossible, for Next Level to raise third party financing unless Motorola and Next Level reached an accommodation on Motorola’s debt, which was then scheduled to become due in May 2003. With Motorola’s concurrence, Next Level halted its search for third-party financing in May 2002.

In June 2002, Next Level drew down $13 million in cash under the March 2002 financing commitment and Motorola canceled the $20 million loan incurred in December 2001. In return, Motorola received (a) 109,244 shares of Series A-1 Preferred Stock (reflecting a per share purchase price of $119.00 per share, or $1.19 per share on a “per common” basis based on the original conversion ratio of 100-for-1); (b) a warrant to purchase 6,008,403 Shares at $1.19 per Share; and (c) a warrant to purchase 130,000 Shares at $2.00 per Share. Motorola received the same protective provisions in the Series A-1 preferred stock as in the Series A preferred stock.

Beginning in August 2002, Motorola senior management sought from Next Level, and Next Level provided, confidential and proprietary Next Level documents and information. At the same time, Motorola continued to reject any alternative sources of funds to Next Level. In August 2002, Next Level management again approached Motorola about a financing strategy for Next Level. Developing alternatives for Next Level’s debt to Motorola, which was then due in May 2003 was a key remaining issue. Next Level management reiterated to Motorola that a debt restructuring would be a prerequisite to any non-Motorola financing alternative.

By email dated August 16, 2002, James Ide, Senior Vice President, Chief Financial Officer and Treasurer of Next Level, sent a business update and a financial restructuring proposal to Donald McLellan, Corporate Vice President and Director of Corporate Development of Motorola, and David Devonshire, Executive Vice President and Chief Financial Officer of Motorola. The materials included confidential customer information and revenue projections. Mr. Ide also submitted a proposed financial restructuring to Mr. Devonshire and Mr. McLellan that included extending the Motorola credit agreement until May 2006, converting additional Motorola debt into preferred stock, permitting additional draws on the credit agreement and obtaining a financing commitment from Motorola to support Next Level in the first quarter of 2003. On Monday, August 19, 2002, Mr. Ide met with Mr. Devonshire at Motorola’s headquarters and discussed the Next Level business update in detail, including specific customer information.

By email dated August 27, 2002, in anticipation of an August 29, 2002 meeting, J. Michael Norris, President, Chief Executive Officer and Chairman of the Board of Next Level, provided Christopher Galvin, Chairman and Chief Executive Officer of Motorola, and Mike Zafirovski, President and Chief Operating Officer of Motorola, with specific confidential customer information. At the meeting, Next Level provided Motorola with additional confidential customer and financial information.

On August 29, 2002, Mr. Norris and Mr. Ide met with Messrs. Galvin, Zafirovski, Devonshire, and McLellan at Motorola’s headquarters. The meeting was also attended by Geoff Roman, Corporate Vice President and Chief Technology Officer of Motorola’s Broadband Communications Sector. In advance of the meeting, Mr. Zafirovski instructed Mr. Norris and Mr. Ide to be prepared to provide confidential customer, financial and strategic business information.

Throughout September 2002, Next Level management followed up with Mr. McLellan and other Motorola executives about Next Level’s August 16 financing proposal. Mr. McLellan did not respond to Next Level’s inquiries until September 10, 2002, when he advised Mr. Ide that the decision would require a “fresh consensus” from Motorola’s senior management team. Over the next two weeks, Mr. Ide pressed Motorola for a decision at least on the debt to equity conversion so that Next Level could remain in compliance with Nasdaq listing requirements after September 30. Meanwhile, on September 13, Mr. Norris and Mr. Ide met with Leif Soderberg, Senior Vice President and Director of Corporate Strategy of Motorola, and provided him with additional confidential customer and financial information.

On September 24, 2002, Mr. McLellan advised Mr. Ide that Motorola had still not made its decision on Next Level’s financing proposal. Two days later, on September 26, 2002, Next Level drew down $10 million in cash under the March 2002 financing commitment, and Motorola canceled $12 million of indebtedness under Next Level’s May 2001 credit facility. In exchange, Motorola received (a) 236,559 shares of Series A-1 Preferred Stock (reflecting a per share purchase price of $93.00 or $0.93 on a “per common” basis using the original conversion ratio of 100-for-1); (b) a warrant to purchase 5,913,978 Shares at $0.93 per Share; and (c) a warrant to purchase 220,000 Shares at $2.00 per Share.

In October 2002, Next Level management continued to contact Motorola about a long-term financing strategy. Next Level management repeatedly raised the need to restructure the Motorola debt in a way that would allow Next Level to raise third-party financing but also protect Motorola. Next Level received no response. Also during October 2002, Mr. Soderberg requested, and Mr. Norris provided, extensive confidential customer and financial information. A Motorola employee also requested detailed information about Next Level’s stockholder profile, including ownership by entities other than Motorola, percentages of shares held by institutions, the names of institutional holders, percentages held by management, and the number of options outstanding.

By email dated October 16, 2002, Mr. Norris contacted Mr. Galvin and Mr. Zafirovski about the urgent need to develop a financing strategy for Next Level. Mr. Norris advised Mr. Galvin and Mr. Zafirovski that Next Level had been asking Motorola for months to address the debt restructuring and was unable to obtain new capital unless the debt situation was addressed. Mr. Norris also advised Mr. Galvin and Mr. Zafirovski that although Motorola’s agreement to convert debt to equity had allowed Next Level to comply with the Nasdaq minimum net worth requirements, Next Level now had been notified by Nasdaq that it was in breach of the listing requirement that a company’s stock price not fall below one dollar per share for more than 30 days. Motorola initially decided to delay considering any deferral of Next Level’s debt, but then, after another personal appeal by Mr. Norris to Mr. Galvin, Motorola agreed on October 21, 2002 to defer the debt until May 2006. In exchange for this action, Motorola obtained a warrant to purchase 3 million Shares at $0.76 per Share. Also on October 21, Mr. Norris and Mr. Ide met with Mr. Soderberg and provided him with additional confidential information.

Based on Motorola’s agreement to restructure the debt and prior indications that Motorola wanted Next Level to obtain a long-term investor, Next Level contacted Raymond James Associates, Inc. in November 2002 about exploring third-party sources of capital. Mr. Ide kept Mr. McLellan fully informed about the discussions with Raymond James. Mr. Ide also kept Mr. McLellan and other Motorola representatives informed about Next Level’s efforts to achieve compliance with Nasdaq listing requirements.

While Mr. Ide was working to develop third-party financing opportunities, Motorola retained RHK, Inc., a consulting firm for the telecommunications industry, to examine the economics and business model for Next Level’s VDSL product in order to analyze Motorola’s continued investment in Next Level. Next Level expressed concerns to John O’Donohue, the Motorola executive in charge of the RHK engagement, about the retention of RHK, the scope of the project, and the limited time and resources that RHK proposed to devote to the evaluation. Mr. O’Donohue noted Next Level’s concerns and informed Next Level that Motorola had contacted other firms that proposed to charge three to four times RHK’s price.

Through RHK, Motorola obtained highly confidential customer and financial information from Next Level. At the same time RHK was conducting its due diligence, senior Motorola executives continued to receive additional confidential information from Next Level. For example, by email dated November 5, 2002, Mr. Norris updated Messrs. Galvin, Zafirovski, and McLellan about potential customers that were at the time in the process of making significant purchasing decisions regarding Next Level products.

In December 2002, Mr. Norris continued to provide Mr. Galvin, Mr. Soderberg and Mr. McLellan with confidential customer information. Contemporaneously, Next Level senior management approached Motorola senior management with a proposal to address Next Level’s Nasdaq listing issues. Next Level also asked

Motorola to confirm that it would permit Next Level to raise $30 million in third-party financing for 2003, but Motorola did not respond.

On December 4, 2002, the Next Level Board held a regular meeting during which Eugene Delaney, a Next Level director and Motorola senior executive designated by Motorola, was present. The meeting included a discussion of Next Level’s business and financing plans and financial projections. The Next Level Board also discussed the potential retention of Raymond James.

On December 11, 2002, Mr. Ide met with Mr. McLellan at Motorola. Mr. Ide provided Mr. McLellan with confidential customer and financial information. Mr. McLellan advised Mr. Ide that while Motorola would make changes in its preferred stock to help Next Level address the Nasdaq listing requirements, Motorola had not yet made any decision regarding funding for 2003. Mr. McLellan advised that he would be meeting with Mr. Galvin and Mr. Zafirovski on December 16, 2002 to make a final decision on this issue. On December 20, 2002, Mr. McLellan advised Mr. Ide that Motorola had not yet decided on how to proceed.

Also on December 11, Next Level independent director Craig Kornblau sent a note to Motorola asking if Motorola intended to permit Next Level to pursue third-party financing, only to veto a transaction at the last minute as Motorola had done before. Motorola did not respond until January 5, 2003, just over a week before Motorola launched the Motorola Offer. Mr. Benoist sent a message to Mr. Kornblau that Motorola would provide an “appropriate response from an appropriate executive at the appropriate time.”

By email dated December 12, 2002, Mr. Norris advised Mr. Zafirovski and Mr. Galvin that he and the senior management team were taking steps to get Next Level to the cash flow break even point in the fourth quarter of 2003. In another email dated December 12, 2002, Mr. Norris provided Messrs. Galvin, Zafirovski, McLellan, Soderberg, Delaney and Benoist with confidential customer and product information.

On December 13, 2002, RHK, which was engaged by Motorola, completed its study of Next Level’s business outlook.

On December 18, 2002, to address Nasdaq listing requirements, Next Level drew down $12 million in cash under the March 2002 financing commitment and Motorola canceled $10 million of indebtedness under the May 2001 credit facility. In exchange, Motorola received (a) 26,506 shares of Series A-2 Preferred Stock at a per share purchase price of $830.00 (reflecting $0.83 per share on a “per common” basis based on a 1,000-for-1 conversion ratio); (b) a warrant to purchase 7,951,807 Shares at $0.83 per Share; and (c) a warrant to purchase 220,000 Shares at $2.00 per Share.

On January 6, 2003, less then a week before Motorola would launch the Motorola Offer, Motorola asked Next Level for an updated forecast for 2003. The same day, Mr. Norris emailed Mr. Galvin and Mr. Zafirovski to advise them that Next Level had been told by a major customer that it would be placing a significant order within days.

On January 8, 2003, Mr. Ide informed Mr. McLellan by email that Next Level was finalizing the engagement of Raymond James and that third-party financing would be challenging given the terms of Next Level’s outstanding debt to Motorola. Mr. Ide also mentioned that the time frame was now getting compressed during which Next Level could obtain a financing commitment for it to be effective before Next Level’s annual report was filed on March 31, 2003. He therefore inquired whether Motorola would consider providing a bridge commitment in the event a third-party transaction could not be finalized prior to the filing of Next Level’s annual report. Mr. McLellan did not respond to Mr. Ide’s email. On January 8, 2003, Mr. Ide advised Mr. Benoist that Raymond James would be retained on January 10, 2003 to raise funds from a third party.

On Sunday, January 12, 2003, two days after Next Level’s retention of Raymond James, Mr. McLellan advised Mr. Norris that Motorola planned to announce its intention to commence the Motorola Offer.

On January 12, 2003, Mr. McLellan also transmitted a letter to Mr. Norris stating that Motorola planned to announce its intention to commence the Motorola Offer as soon as practicable without seeking approval from Next Level’s board of directors. The letter stated that the Motorola Offer would be conditioned upon, among other things, the tender of a majority of Shares not owned by Motorola and its affiliates and, unless waived, Motorola owning at least 90% of the outstanding Shares as a result of the tender or otherwise. The letter contained a copy of the press release and supporting materials announcing the tender offer, stating that Motorola expected to make the release public prior to the market opening the following morning.

On January 12, 2003, Christopher Kaufman of Latham & Watkins LLP, outside counsel to Next Level, contacted Mr. McLellan by telephone to express his belief that it would be better for both Next Level and Motorola if Motorola would meet with Next Level’s independent directors and discuss its plans prior to any announcement or offer. Mr. McLellan advised Mr. Kaufman that Motorola would announce the Motorola Offer the next day.

On January 13, 2003, Motorola issued a press release announcing its intention to make a tender offer for all of the outstanding Shares not already owned by Motorola or its affiliates.

Early in the week of January 13, 2003, in separate telephone calls Mr. Norris discussed Motorola’s tender offer with Mr. Delaney and Mr. Benoist.

On January 14, 2003, the Next Level Board formed a special committee of independent non-management directors consisting of Messrs. Walter Clay, Alex Good, Craig Kornblau and Paul Latchford (the “Independent Committee”) to prepare, file and distribute Next Level’s Solicitation/Recommendation Statement on Schedule 14D-9.

On January 16, 2003, Next Level issued a press release announcing the formation of the Independent Committee.

On January 23, 2003, Next Level issued a press release announcing that the Independent Committee had retained Morgan Stanley & Co. Incorporated (“Morgan Stanley”) as the financial advisor to assist the Independent Committee in its evaluation of the Motorola Offer.

On January 24, 2003, Mr. McLellan informed Mr. Kaufman that Motorola planned to commence the Motorola Offer on January 27, 2003.

On January 25, 2003, Mr. Latchford, on behalf of the Independent Committee, transmitted a letter to Mr. McLellan, stating that in the course of the Motorola Offer Motorola might breach the terms of the non-disclosure agreement. Mr. Latchford offered to have members of Next Level management and the advisors to the Independent Committee preview Motorola’s Offer to Purchase and related documents in light of the non-disclosure agreement. Motorola did not respond to this letter.

On January 27, 2003, Motorola filed its Offer to Purchase in which it stated that given its review of Independent Committee’s letter, the timing of its delivery and the terms of the agreements, review and approval of Motorola’s Offer to Purchase by members of Next Level’s management and the advisors to the Independent Committee was not necessary.

Also on January 27, 2003, Next Level issued a press release urging its stockholders to take no action with respect to the Motorola Offer until the Independent Committee had issued its recommendation.

Also on January 27, 2003, Michele Warner, Vice President of Motorola, transmitted a letter to Mr. Norris and Keith Zar, Senior Vice President, General Counsel, Chief Administrative Officer and Secretary of Next Level, requesting use of Next Level’s stockholder list and securities position listings, to which Next Level responded on January 30, 2003.

On January 28, 2003, the Independent Committee met telephonically to review and approve a proposed letter to Motorola, which was subsequently transmitted to Motorola. The letter requested that Motorola provide confirmation to Next Level that (1) Motorola would support and take all actions necessary to support the fund raising efforts approved by the Next Level Board at its meeting on December 4, 2002, (2) Motorola would continue to finance the implementation of the business plan reviewed by the Next Level Board at its December 4, 2002 meeting at least through December 31, 2003, (3) Motorola would not seek to use any veto rights with respect to any stockholder rights plan approved by the Independent Committee and the Next Level Board, (4) Motorola would vote all Shares held by it in favor of any stock split that the Independent Committee and the Next Level Board determine may be advisable in order to maintain Next Level’s Nasdaq listing and (5) Motorola would perform in all respects all of its obligations under the existing agreements between Next Level and Motorola.

Motorola’s response to this letter was a letter sent by Mr. McLellan to Mr. Latchford on January 30, 2003, which refused to provide any of the requested assurances.

On February 3, 2003, Mr. Kaufman spoke to Mr. McLellan about procedures for the Next Level Board meeting scheduled later that day.

On February 3, 2003, the Independent Committee and the Next Level Board met with its financial and legal advisors. At that meeting, Morgan Stanley reviewed its financial analyses and rendered its opinion that, as of February 3, 2003 and subject to and based upon the assumptions and other considerations set forth in the opinion, the $1.04 per Share, net to each seller in cash (the “Per Share Consideration”) to be received by the holders of Shares, other than Motorola and its affiliates, pursuant to the Motorola Offer was inadequate from a financial point of view to such holders. After a full discussion, the Independent Committee and the Next Level Board determined that the Motorola Offer is inadequate and that Next Level should recommend that Next Level’s stockholders reject the Motorola Offer and not tender their Shares in the Motorola Offer.

On February 4, 2003 prior to the open of market trading, Next Level issued a press release announcing the Independent Committee’s and the Next Level Board’s assessment of the Motorola Offer. Also on February 4, 2003, concurrently with the filing of Next Level’s Schedule 14D-9, Next Level commenced litigation against Motorola and Motorola’s Board of Directors in the Court of Chancery of the State of Delaware. The complaint is described below in Item 8: “Additional Information—Next Level Litigation.”

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

Recommendation of Next Level

As a result of the potential conflict of interest arising from current or past affiliations between the members of the Next Level Board (other than the members of the Independent Committee) and Motorola, the Next Level Board delegated to the Independent Committee the authority to consider and make a recommendation regarding the Motorola Offer to the holders of Shares other than Motorola and its affiliates (the “Minority Stockholders”). This statement has been filed by Next Level upon the authorization of the Next Level Board (with the recusal of Mr. Benoist and Mr. Delaney) upon the recommendation of the Independent Committee. Unless the context otherwise requires, the statements of belief by the Next Level Board do not include Mr. Benoist or Mr. Delaney but do include the members of the Independent Committee.

THE NEXT LEVEL BOARD HAS DETERMINED THAT THE MOTOROLA OFFER IS INADEQUATE AND THAT THE PROCESS MOTOROLA IS USING TO SQUEEZE OUT THE MINORITY STOCKHOLDERS IS UNFAIR. ACCORDINGLY, THE NEXT LEVEL BOARD RECOMMENDS THAT NEXT LEVEL’S MINORITY STOCKHOLDERS REJECT THE MOTOROLA OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE MOTOROLA OFFER.

Copies of the letter to Next Level stockholders communicating the recommendation of the Independent Committee and the press release relating the recommendation are filed as exhibits hereto and are incorporated by reference herein.

Reasons for Next Level’s Recommendation

In reaching its determination and recommendation described above, the Next Level Board considered its familiarity with, and management’s view of, Next Level’s business, financial condition, results of operations, business strategy and future prospects, the nature of the markets in which Next Level operates and its position in such markets, and the historical and current market prices for the Shares. In this regard, the Next Level Board concurred with the Independent Committee’s recommendation that the Next Level Board recommend against the Motorola Offer as being inadequate and unfair to minority stockholders for the following reasons.

—The Next Level Board’s belief that Motorola Offer is inadequate from a financial point of view. This belief is based on the following factors:

—The Next Level Board believes that the Motorola Offer significantly undervalues Next Level’s long-term prospects. In particular, the Next Level Board believes that Next Level’s continuing progress with the Regional Bell Operating Companies and other major North American telecommunications service providers could result in significantly increased revenue and operating performance. Next Level’s achievement of its financial projections throughout the past year also gives the Next Level Board increased confidence in Next Level’s abilities to achieve its future financial projections.

—The opinion of Morgan Stanley to the effect that, as of February 3, 2003 and subject to and based upon the assumptions and other considerations set forth in the written opinion, the $1.04 per Share, net to each seller in cash, to be received by holders of Shares (other than Motorola and its affiliates) in the Motorola Offer is inadequate, from a financial point of view, to the holders of Shares (other than Motorola and its affiliates). The full text of the opinion of Morgan Stanley, dated February 3, 2003, setting forth the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as an annex and is incorporated by reference herein.

—Next Level has made significant improvement in its operating results and financial position over the last year as follows:

•	Revenues for the fourth quarter of 2002 grew 15% from the prior quarter from $12.3 million to $14.2 million, and Next Level’s December 31, 2002 backlog increased to $7.9 million from $2.8 million at September 30, 2002.

•	Cash flow from operations improved from negative $127.8 million in 2001 to negative $34.1 million in 2002 and was negative $5.1 million in the fourth quarter of 2002. During 2002, Next Level reduced annual operating expenses by more than $40 million from the prior year and aggressively managed working capital as demonstrated by significant inventory reductions and collection improvements over the last year.

•	As of December 2002, Next Level’s cash balance was $33.4 million, and its notes payable and gross long-term liabilities had been reduced by $58.6 million over the last year to $97.8 million as of December 31, 2002.

•	Next Level has exceeded or come within the range of its publicly disclosed revenue projections for each of the last four quarters.

—The Next Level Board believes that conditions are improving in Next Level’s business. In the past two years, major telephone companies have seen declining revenues and the loss of millions of customers to cable television companies, competitive local exchange carriers (“CLECs”) and wireless providers, and Next Level believes that it has the only commercially proven, cost-effective solution enabling telephone companies to compete service-for-service with these companies. Next

Level believes that the primary catalyst for its business growth comes from the need for telecommunications carriers to offer a bundle of digital TV and high-speed Internet services, as well as voice services, in order to protect their customer bases from the incursion of cable television companies, CLECs and wireless providers. A major telecommunications company is in the process of rolling out such bundled services using the Next Level platform throughout Winnipeg, Canada.

—The Motorola Offer represented only a 14% premium to the $0.91 closing price for the Shares on January 10, 2003, and represented a 14% discount to the average closing price of $1.22 for the Shares for the 12 months preceding January 10, 2003, notwithstanding the substantial improvement in the financial condition and prospects of Next Level over that time period. Since the commencement of the Motorola Offer, Shares of Next Level common stock have consistently traded higher than the $1.04 Motorola Offer. The closing price per Share on Nasdaq on February 3, 2003 was $1.25.

—The Next Level Board believes that the process by which Motorola is attempting to acquire the minority shares is unfair. This belief is based on the following factors:

—The Next Level Board believes that Motorola has taken steps to create a situation in which stockholders are unfairly pressured to tender into the Motorola Offer to avoid being left with shares in a company that appears to lack financing. During the past two years Motorola has taken steps to ensure that it is the sole source of financing for Next Level. Despite regular requests by Next Level management during this period, Motorola has failed to participate in developing and approving a long-term financing plan for Next Level. Motorola also has used its negotiated rights to veto financing opportunities identified by Next Level and has instead provided funding to Next Level on a short-term, stop-gap basis. In late 2002, Motorola finally advised Next Level that it did not wish to fund Next Level’s 2003 business plan. The Next Level Board believes that Motorola’s delay in responding to Next Level’s inquiries about financing have significantly impaired Next Level’s ability to obtain third-party financing.

—The Next Level Board believes that Motorola has taken steps to create a situation in which stockholders are unfairly pressured to tender into the Motorola Offer to avoid being left with shares in a company that may become subject to a “going concern” qualification. In this regard, management advised the Independent Committee that notwithstanding Next Level’s improved balance sheet and the potential availability of sufficient cash to fund Next Level’s operations through the end of 2003, management believes that Next Level must receive a commitment to provide as much as $30 million in additional financing in order to avoid a qualified “going concern” audit opinion in its 2002 annual report to be filed by March 31, 2003, which likely would have a materially adverse affect on Next Level’s business and stock price. Management further advised the Independent Committee that it had made Motorola aware of the need for a financing commitment to avoid a “going concern” qualification and had sought to achieve a solution, but that Motorola failed to respond in timely fashion or to assist Next Level in addressing the issue.

—The Next Level Board believes that the Motorola Offer is deliberately timed to take advantage of Next Level at a time when its stock price is depressed and when Next Level cannot fully inform its stockholders about the value inherent in its business plan due to confidentiality agreements with customers. As recently as October 22, 2002, Christopher Galvin, Chairman and Chief Executive Officer of Motorola stated that “Next Level has been making significant progress, as evidenced by recent successful trials and deployments, to provide telephone companies around the world with a state-of-the-art, full service platform with the most complete and compelling ‘triple play of voice, video and data solutions.’” The Next Level Board further considered that Motorola is aware of Next Level’s non-public information and has timed the Motorola Offer to take advantage of the information Motorola possesses before Next Level begins to realize its potential.

—The Next Level Board believes that the Motorola Offer, particularly when considered with Motorola’s past conduct and support, Motorola’s abrupt change of position with respect to its ongoing support of Next Level and Motorola’s refusal to negotiate has a coercive effect on Next Level and the Minority

Stockholders. Thus, the Next Level Board believes that Motorola’s process is unfair and that Motorola is trying to avoid a negotiated transaction in which Motorola has a legal duty to pay the Minority Stockholders a fair price for their Shares.

The foregoing discussion addresses all of the material factors considered by the Next Level Board in its consideration of the Motorola Offer. Although the Next Level Board did not find it practicable to and did not quantify or otherwise assign specific weights to the various factors considered, it did find the inadequate consideration and unfair and coercive process contained in the Motorola Offer to be the most significant factors in its consideration of the Motorola Offer.

Next Level Management Financial Projections

To evaluate the long-term potential of Next Level, the Next Level Board and Morgan Stanley reviewed certain projections for the six calendar years from 2003 through 2008 provided by Next Level relating to its business and prospects. The projections provided to the Independent Committee and Morgan Stanley are described below.

The principal market assumptions underlying these projections are as follows:

Next Level Has the Leading Product Solution.    Next Level offers a compelling product portfolio, offering an end-to-end solution for the deployment of integrated digital video, high-speed Internet and voice (“triple play”) services over existing copper wire infrastructure. Next Level is the widely acknowledged leader in the provision of such equipment for Telco Video services, with approximately 66% market share worldwide and over 90% market share in North America of estimated Telco Video subscribers. Management believes that Next Level’s superior experience in deployments, superior intellectual property, and other competitive advantages will allow Next Level to maintain this market-leading position.

Carriers Need a Competitive Video Offering Now to Defend Their Markets Against Increasing Competition.    Management believes that carriers need the triple play solution to remain competitive with cable operators and CLECs, and to replace subscribers lost to wireless substitution. Cable operators have captured over 2.6 million phone customers from carriers to date and continue to expand their subscriber base, capturing 20-30% of subscribers in major metropolitan areas.

Next Level’s Products Deliver a Compelling Value Proposition to Its Carrier Customers.    Next Level’s customers who have offered video services have typically attracted more than one-third of the homes passed to take a bundle of services including video. The resulting strong business case for Next Level’s customers is the result of enabling a compelling bundle of services for consumers that commands high adoption rates for carriers, and a solution which combines Next Level’s highly variable cost structure alongside efficient use of existing customer equipment and networks. A typical Next Level system has a payback to its customers of less than three years. In addition, Next Level’s solution provides extensive compatibility with existing network equipment, as well as the flexibility and bandwidth to handle emerging services like VOD and HDTV, resulting in reduced cost of installation and ownership. Finally, to the best of its knowledge, Next Level provides the only set-top box capable of handling multiple broadcast channels into the home, thus reducing or eliminating the need for carriers to supply one set-top box per TV.

An Improving Regulatory Environment for Carriers Will Drive Increased Revenues for Next Level.    Carriers will accelerate broadband spending when provided with regulatory relief. If, as most analysts anticipate, major incumbent local exchange carriers get regulatory relief from the Federal Communications Commission in the form of eased unbundling requirements in the near term future, these carriers will accelerate their broadband spending. As a proven and industry leading broadband solution, Next Level is well positioned to benefit from these regulatory changes.

Next Level Has the Strongest Proven Commercial Deployment Capabilities of Any “Triple Play” Vendor.    Next Level’s triple play solution is commercially proven – Next Level has 54 customers providing cable-competitive voice, video and data services in over 150 cities in North America. Its deployments range in size from a few hundred subscribers to major deployments serving tens of thousands of subscribers. Next Level is unique in its ability to offer second and third generation equipment, each generation of which has benefited from the integration of field experience and engineering improvements. Additionally, Next Level’s technicians and support personnel have full service deployment expertise that is unmatched in the industry. No other competitor has any commercial deployments that are as large as Next Level’s, nor have they benefited from the operational and technical experience that come from large, sustained commercial deployments.

Strong Existing Revenues From Upgradeable DLC Business.    In addition, Next Level expects to generate strong revenue growth from its digital loop carrier (“DLC”) product offering, which it currently sells to its existing customers and prospects. This product is competitive in the marketplace today. A primary benefit, however, of the Next Level solution is that its current DLC products provide a way for carriers to cost-effectively deploy services today, but which also provides a seamless and inexpensive way (without substantial plant upgrade) for carriers to upgrade to video services when interested in doing so.

The principal financial assumptions underlying these projections are as follows:

Revenue Assumptions

The projected revenues are based on management’s estimates of revenue from the carriers whom they believed would be the most likely users of Next Level’s products; an estimate of the time frame over which these carriers would deploy different services (video, voice, and data); and the volumes of different types of equipment that would be deployed (network access equipment, and customer premise equipment). These estimates were based upon Next Level’s existing customer relationships and knowledge of their expected rollout plans. Management believes that the prospects for near-term and long-term revenues have recently increased significantly, based on a number of factors:

•	Continued commercial deployment of Next Level’s Full Service Access Platform throughout two of Canada’s largest cities; and

•	Next Level’s most recent communications with some of its largest potential customers, including plans for lab trials expected in the next 3-6 months.

Other principal revenue assumptions follow:

•	Annual price declines of approximately 2-8% per year for both access equipment and customer premise equipment;

•	Assumptions that third-party suppliers will provide a portion of the customer premise equipment (reaching 34% of CPE unit shipments by 2008) and that Next Level would receive a royalty on those shipments which was smaller than its gross margin would have been if it sold that equipment directly; and

•	Cumulative Telco Video subscribers using Next Level products in North America of approximately 1.9 million by 2006, which is approximately 1.5% of the total estimated television households in the United States, Canada, and Mexico. Management believes these penetration rate assumptions are reasonable.

Cost Assumptions

In addition to using historical product margin information, gross margin projections were based on several factors:

•	Product Transition. In the fourth quarter of 2002, Next Level began to deploy its cost-reduced standards-compliant platform. This product platform will be targeted primarily to the large carriers, and has product costs which are significantly lower than the current generation platform, resulting in increasing gross margins as the new platform continues to gain acceptance.

•	Cost Reduction Programs and Best in Class Manufacturing. Next Level made estimates about its ability, through joint efforts with its global manufacturing partners, to improve product designs for manufacturability and quality, thereby reducing raw material, manufacturing, and warranty costs.

Based on these factors, gross margin improves from 23% to 32% from calendar year 2003 to 2004, which management believes is reasonable based on their current costs of production and current pricing, economies of scale as volumes increase, and supply chain efficiencies. For calendar years 2005 through 2008, Next Level assumed that gross margins remained approximately flat, decreasing slightly from 32% to 31%. Next Level has also found these results to be in line with gross margins for selected companies in the telecommunications equipment access and customer premise equipment markets.

•	Operating expenses in 2003 are projected to be approximately $50 million. Beyond 2003, general and administrative costs, marketing and selling costs, and research and development expenses are assumed to increase through the forecast period but decrease as a percentage of revenues, resulting in operating margins of approximately 17% by 2008.

Cash Flow Assumptions

•	Cash flow from operations for the last three quarters of 2002 averaged less than ($5 million) per quarter. 2003 operating cash flow is expected to improve to ($15 million) or an average of ($3.8 million) per quarter;

•	Changes in working capital are projected to be cash positive for 2003 and 2004 as Next Level projects further inventory reduction through sales of inventory on hand. Beyond 2004, changes in working capital are projected to be cash negative based on the increase in sales;

•	A reduction of current generation inventory is projected to occur through 2005. Inventory is expected to achieve increasing annual turns as Next Level transitions to its standards-compliant product platform. Receivable days are assumed at 60 through 2008. Accounts payable are projected at 45 throughout the planning horizon.

•	Capital expenditures are projected to increase from $1.5 million to $15 million, or approximately 1% of revenue, from 2003 to 2008, based on the projected increase in sales volume;

A summary of these projections is included below:

	2003	2004	2005	2006	2007	2008
	($ in millions)
Revenues	$125	$334	$688	$1,065	$1,207	$1,296
% Growth	118%	168%	106%	55%	13%	7%
Gross Profit	$28	$108	$219	$342	$378	$405
Gross Margin	23%	32%	32%	32%	31%	31%
Operating Income	$(22)	$35	$111	$186	$210	$227
Operating Margin	-18%	10%	16%	17%	17%	17%
Net Income (After Tax)	$(25)	$33	$113	$224	$214	$150
Cash Flow From Operations	$(15)	$49	$100	$170	$215	$161
Capital Expenditures	$2	$3	$5	$7	$10	$15
Net Cash Flow	$(27)	$47	$93	$120	$204	$144
Ending Cash Balance (Before Financing)	$8	$54	$147	$267	$471	$615

Although management projects that Next Level has sufficient cash on hand to fund expected cash requirements for 2003, management also believes that Next Level should seek an additional $20-30 million in financing during the year in order to maintain an appropriate level of cash balances. Management further projects Next Level to turn cash flow positive from operations by the fourth quarter of 2003.

In the table above, cash flow from operations reflects projected net income adjusted for depreciation and amortization and changes in working capital. The net cash flow and ending cash balance (before financing) reflect the cash flow from operations less capital expenditures and the repayment of indebtedness, including a $9.4 million repayment in 2003, and a $41 million repayment in 2006. These projections do not include any proceeds from additional financing. Calendar year 2006 includes a non-cash gain of $29.3 million related to expected extinguishment of a loan payable to Motorola under a tax sharing agreement. Next Level estimates that tax credits of approximately $225 million will be available beginning in 2004, including federal and state net operating losses, research and development credits, capitalized research and development, inventory reserve, and write-off of long term assets. As a result, Next Level is not projected to pay any taxes until 2008 in the Management Case.

Opinion of Independent Committee’s Financial Advisor

Under an engagement letter dated January 22, 2003, Next Level, on behalf of the Independent Committee, retained Morgan Stanley as financial advisor to the Independent Committee in connection with its review and analysis of the Motorola Offer. The Independent Committee selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and based on its experience in transactions similar to the transaction proposed by Motorola. At the meeting of the Independent Committee on February 3, 2003, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, to the effect that, as of February 3, 2003 and subject to and based upon the assumptions and other considerations set forth in the opinion, the Per Share Consideration to be received by the holders of Shares, other than Motorola and its affiliates, pursuant to the Motorola Offer was inadequate from a financial point of view to such holders.

The full text of the written opinion of Morgan Stanley, dated as of February 3, 2003, is attached as Annex C. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. We urge you to read the entire opinion carefully. Morgan Stanley’s opinion is directed to the Independent Committee and addresses only the adequacy from a financial point of view of the Per Share Consideration to be received by the holders of Shares (other than Motorola and its affiliates) pursuant to the Motorola Offer, as of the date of the opinion. It does not address any other aspects of the Motorola Offer and does not constitute a recommendation to any holder of Shares as to whether such holder should tender its Shares in the Motorola Offer. The summary of the opinion of Morgan Stanley set forth in this document is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed and discussed certain publicly available financial statements and other business and financial information of Next Level;

•	reviewed certain internal financial statements and other financial and operating data concerning Next Level prepared by the management of Next Level;

•	reviewed certain financial forecasts prepared by the management of Next Level;

•	discussed the past and current operations and financial condition and the prospects of Next Level, including information relating to future strategic, financial and operational plans, with senior executives of Next Level;

•	reviewed the reported prices and trading activity for the Shares;

•	compared the financial performance of Next Level and the prices and trading activity of the Shares with that of certain comparable publicly-traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	reviewed the Offer Documents, the draft Solicitation/Recommendation Statement on Schedule 14D-9 and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to Morgan Stanley by Next Level for the purposes of the opinion. With respect to the financial forecasts, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Next Level. Morgan Stanley relied upon, without independent verification, the assessment of the management of Next Level of: (i) the ability to achieve such forecasts; (ii) the funding needs of Next Level; and (iii) the risks and uncertainties associated with its strategic, financial and operational plans. Morgan Stanley also relied upon, without independent verification, the assessment of the management of Next Level of: (i) Next Level’s technologies, products and intellectual property; and (ii) the validity of, and risks associated with, Next Level’s existing and future technologies, products and intellectual property. Morgan Stanley did not make any independent valuation or appraisal of the assets, liabilities, technologies or intellectual property of Next Level, nor has Morgan Stanley been furnished with any such appraisals. In addition, Morgan Stanley assumed that the Motorola Offer and the merger (the “Merger”) between Next Level and a wholly owned subsidiary of Motorola under the “short form” merger provisions of the Delaware General Corporation Law contemplated under the Offer Documents if the Motorola Offer is completed will be completed as contemplated in the Offer Documents. Morgan Stanley’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion.

Morgan Stanley’s opinion does not address the relative merits of the Motorola Offer or the Merger as compared to any alternative business transaction, or other alternatives, whether or not such alternatives could be achieved. Further, in arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving Next Level or its assets, nor did Morgan Stanley negotiate with any party, including Motorola, or parties other than Motorola, with respect to the possible acquisition, business combination or other extraordinary transaction involving Next Level or its assets.

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Historical Trading Range.    Morgan Stanley reviewed the range of closing prices of the Shares for different time periods, ending January 10, 2003, the last trading day prior to Motorola announcing the Motorola Offer. Morgan Stanley observed the following:

Period Ending January 10, 2003	Price Per Share
Last 30 days	$0.72—$1.10
Last Six Months	$0.58—$1.45
Last Twelve Months	$0.58—$3.29

Comparable Company Trading Analysis.    Morgan Stanley compared certain publicly available financial information of Next Level with publicly available information for selected companies which in its judgment are comparable to the business or businesses of Next Level. The following table lists the companies reviewed by Morgan Stanley:

Comparable Companies
Large Capitalization Communications Equipment Companies	Access Equipment Companies	Transition / Market Ramp Vendors
ADC Telecommunications	Advanced Fibre Communications	Avici Systems
ADTRAN	Arris Group	Ciena
Alcatel	Copper Mountain Networks	Redback Networks
Lucent Technologies	ECI Telecom	Riverstone Networks
Polycom	Orckit	Sonus Networks
	Paradyne Networks	Sycamore Networks
	Scientific Atlanta	Tellium
Terayon Communication Systems
Tut Systems
Westell

Morgan Stanley calculated the multiple of aggregate value (adjusting for net debt or cash) of these companies to estimated 2003 revenues based on equity research estimates as of January 31, 2003. The range of the multiple of aggregate value to estimated 2003 revenues was 0.8x to 2.6x, 0.0x (or not meaningful in cases where the company’s equity value exceeded its net cash) to 1.3x, and 0.0x (or not meaningful in cases where the company’s equity value exceeded its net cash) to 3.1x, for Large Capitalization Communications Equipment companies, Access Equipment companies, and Transition/Market Ramp companies, respectively. In conducting its analysis, Morgan Stanley applied the relevant financial multiples of the comparable companies to two financial forecast scenarios: Street Case and Management Case.

Street Case: The Street Case was based on the average of Credit Suisse First Boston and Needham estimates, from reports dated October 24, 2002, and January 14, 2003, respectively. The two reports were chosen because they were the only two recently published reports available to the public, as of January 31, 2003, the last trading day prior to Morgan Stanley rendering its opinion.

Management Case: The Management Case was based on management’s internal forecasts described earlier. A summary of this forecast is shown below:

	2003	2004	2005	2006	2007	2008
($ in millions)
Revenues	$125	$334	$688	$1,065	$1,207	$1,296
% Growth	118%	168%	106%	55%	13%	7%
Gross Profit	$28	$108	$219	$342	$378	$405
Gross Margin	23%	32%	32%	32%	31%	31%
Operating Income	$(22)	$35	$111	$186	$210	$227
Operating Margin	–18%	10%	16%	17%	17%	17%
Net Income (After Tax)	$(25)	$33	$113	$224	$214	$150
Capital Expenditures	$2	$3	$5	$7	$10	$15
Unlevered Free Cash Flow	$(14)	$48	$92	$154	$189	$132

Morgan Stanley noted that as of January 10, 2003, the date preceding Motorola’s announcement of its intent to commence the Motorola Offer, Next Level’s multiple of aggregate value to estimated 2003 revenue was 4.1x and 2.2x for the Street Case and Management Case, respectively. In addition, Morgan Stanley used the multiples of aggregate value to 2003 estimated revenue from the comparable companies, and estimated the implied value per Share for each of these financial scenarios, as of January 31, 2002. Morgan Stanley estimated the following:

Calendar Year Financial Statistic	NLC Financial Statistic (millions)	Comparable Company Multiple Range	Implied Value per Share
STREET CASE
Aggregate Value to 2003 Estimated Revenues	$66.6	0.5x—2.5x	$0.00—$0.00
MANAGEMENT CASE
Aggregate Value to 2003 Estimated Revenues	$124.9	0.5x—2.5x	$0.00—$1.28

In certain cases, the implied value per Share is zero because the implied aggregate value was less than the total debt and preferred stock of Next Level.

No company utilized in the comparable company analysis is identical to Next Level. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Next Level, such as the impact of competition on the businesses of Next Level and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of Next Level or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable company data.

Analysis of Selected Precedent Transactions.    Morgan Stanley compared publicly available information for selected precedent transactions to the relevant financial statistics for Next Level. The following table lists the transactions Morgan Stanley reviewed:

Selected Precedent Transactions
Target	Acquiror
Unisphere Networks	Juniper Networks
ONI Systems	Ciena
Ocular Networks	Tellabs
Pacific Broadband Communications	Juniper Networks
RiverDelta Networks	Motorola
Amber Networks	Nokia
Efficient Networks Inc	Siemens
Ramp Networks Inc	Nokia
PairGain Technologies, Inc.	ADC Telecommunications
Divicom (Division of C-Cube)	Harmonic

For each precedent transaction, Morgan Stanley analyzed, as of the announcement date of each transaction, the multiple of aggregate value to the estimated next twelve months revenue. The aggregate value represents the nominal transaction value of each transaction at the time of announcement, and the estimated next twelve months revenue was based on equity research estimates publicly available as of the date of announcement of each transaction. The range of multiples of aggregate value to estimated twelve months revenue was 3.2x to 8.0x, with a median of 5.1x.

Morgan Stanley also calculated the multiple of adjusted aggregate value to the estimated next twelve months revenue for transactions prior to 2002, reflecting the nominal transaction value indexed to the change in the NASDAQ composite index, from the announcement date to the date Morgan Stanley rendered its opinion. The range of transaction value adjustments was (40%) to (71%). The range of multiples of adjusted aggregate value to the estimated next twelve months revenue was 1.5x to 3.9x, with a median of 3.3x.

In addition to examining the selected precedent transactions, Morgan Stanley also analyzed the implied per Share value that could be received by holders of Shares (other than Motorola or its affiliates) in the event Next Level was acquired by an entity, other than Motorola or its affiliates, including the impact of the liquidation preference on Motorola’s preferred stock and the value of the preferred stock if converted to common stock. In conducting its analysis, Morgan Stanley applied the relevant financial multiples of the selected precedent transactions to the two financial forecast scenarios described earlier: Street Case and Management Case, as shown in the table below:

Calendar Year Financial Statistic	Next Level Financial Statistic (millions)	Precedent Transactions Multiple Range	Implied Value per Share
STREET CASE
Adjusted Aggregate Value to Estimated Next Twelve Months Revenues	$66.6	3.0x—5.0x	$0.35—$1.39
Sale to Entity other than Motorola	$66.6	3.0x—5.0x	$0.00—$0.00
MANAGEMENT CASE
Adjusted Aggregate Value to Estimated Next Twelve Months Revenues	$124.9	3.0x—5.0x	$1.60—$2.80
Sale to Entity other than Motorola	$124.9	3.0x—5.0x	$0.47—$2.55

No company or transaction utilized in the analysis of selected precedent transactions is identical to Next Level or the Motorola Offer. In evaluating the precedent acquisition transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters which are beyond the control of Next Level, such as the impact of competition on the business of Next Level or the industry generally, industry growth and the absence of any adverse material change in financial condition and prospects of Next Level or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable company data.

Analysis of Selected Precedent Minority Buy-Back Transactions.    Morgan Stanley compared publicly available information for selected minority buy-back transactions to the relevant statistics for Next Level. The transactions reviewed included transactions announced since January 1, 2000, where a shareholder who owned between 50% and 90% of the shares of a company sought to purchase the remaining shares it did not own, and where the total equity value of the target company exceeded $100 million. The following table lists the minority buy-back transactions Morgan Stanley reviewed:

Selected Precedent Minority Buy-Back Transactions
Target	Acquiror
Swiss Army Brands	Victorinox AG
Ticketmaster	USA Interactive
McAfee.com	Network Associates
Travelocity	Sabre Holdings
Intimate Brands	Limited
Aquila	Utilicorp/Aquila
Marketing America	Miracle Marketing
Liberty Digital	Liberty Media Corp
TD Waterhouse	Toronto Dominion

Selected Precedent Minority Buy Back Transactions
Target	Acquiror
TyCom	Tyco Intl.
Spectra-Physics	Thermo Electron Corp
Liberty Financial Companies	Liberty Mutual Insurance
Unigraphics Solutions Inc.	Electronic Data Systems
CSFBdirect	CSFB
Westfield America	Westfield America Trust
Azurix Corp	Enron Corp
Hertz Corp	Ford Motor Co.
BHC Communications Inc.	News Corp Ltd
Hartford Life (ITT Hartford)	Hartford Financial Services
Homestead Village Inc.	Security Capital Group
Travelers Property Casualty	Citigroup Inc.
Vastar Resources Inc.	BP Amoco Inc.
Howmet Intl Inc.	Alcoa Inc.
CareInsite	Healtheon/WebMD
Thermo Instrument Systems	Thermo Electron Corp
Thermedics	Thermo Electron Corp

For each precedent minority buy-back transaction, Morgan Stanley analyzed, as of the announcement date of each precedent transaction, the premium offered by the acquiror to the target’s closing price one day prior to announcement of the transaction (the “one day unaffected price”), the 30-day average price prior to announcement of the transaction (the “30-day average unaffected price”), and the increase from the initial offer price to the final offer price. In this set of precedent transactions, the range of final price premia to the one-day unaffected price was 1% to 140%, with a median of 24.6%, the range of final price premia to the 30-day average unaffected price was (17%) to 108%, with a median of 23.0%, and the range of increase from the initial offer price to the final offer price was 0% to 108%, with a median of 16.9% for those transactions which were contested or which were negotiated following the announcement of the acquiror’s intent to purchase. Based on this analysis, Morgan Stanley calculated the implied value per Share, as shown in the table below:

Precedent Minority Buy Back Transaction Financial Statistic	Precedent Transaction Statistic Range	Per Share Unaffected Price	Implied Value per Share
Premium to one-day Unaffected Price	10%—50%	$0.91	$1.00—$1.36
Premium to the 30-day Avg. Unaffected Price	10%—40%	$0.87	$0.96—$1.22
Increase from Initial Offer Price	0%—20%	$1.04	$1.04—$1.25

No company or transaction utilized in the analysis of selected precedent minority buy back transactions is identical to Next Level or the Motorola Offer. In evaluating the precedent minority buy back transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters which are beyond the control of Next Level, such as the impact of competition on the business of Next Level or the industry generally, industry growth and the absence of any adverse material change in financial condition and prospects of Next Level or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable company data.

Discounted Cash Flow.    Morgan Stanley performed discounted cash flow analyses on two financial forecast scenarios: the Management Case, described above, and the Sensitivity Case.

Sensitivity Case: The Sensitivity Case was prepared by Morgan Stanley, in consultation with management. This case reflected an elimination of selected customers based on the Management Case and implies a reduction in the forecasted revenues included in the Management Case of approximately 42% to 50% in years 2005 to 2008, reflects the same gross margins as the Management Case, and reflects operating expenses which are 2% to 3% higher as a percentage of revenue than the operating expenses included in the Management Case. A summary of this forecast is shown below:

	2003	2004	2005	2006	2007	2008
Revenues	$117	$248	$400	$555	$603	$652
% Growth	105%	112%	61%	39%	9%	8%
Gross Profit	$27	$80	$126	$177	$183	$198
Gross Margin	23%	32%	31%	32%	30%	30%
Operating Income	$(21)	$26	$59	$86	$86	$93
Operating Margin	-18%	10%	15%	15%	14%	14%
Net Income	$(24)	$23	$57	$116	$90	$100
Capital Expenditures	$1	$2	$3	$4	$5	$6
Unlevered Free Cash Flow	$(13)	$41	$65	$75	$87	$94

Based on these two financial forecast scenarios, Morgan Stanley estimated the implied value per share of Shares for four different outcomes:

(i)	Standalone Value: the discounted cash flow value per share to holders of Shares, if Next Level remains a standalone entity;

(ii)	Sale to Entity other than Motorola: the discounted cash flow value per share to holders of Shares after giving effect to the impact of the liquidation preference on Motorola’s preferred stock and the value of the preferred stock if converted to common stock, which could be applicable if Next Level were acquired by an entity other than Motorola or its affiliates;

(iii)	Additional $30 million in Funding: the discounted cash flow value per share to holders of Shares after giving effect to an illustrative financing of $30 million of convertible preferred stock with an exercise price of $1.00 per share; and

(iv)	Additional $90 million in Funding: the discounted cash flow value per share to holders of Shares after giving effect to an illustrative financing of $90 million of convertible preferred stock with an exercise price of $1.00 per share and additional discounting of cash flows by two additional years.

In arriving at the per share value to holders of Shares, Morgan Stanley used the treasury stock method, including primary shares, in-the-money options, in-the-money warrants, and the exercise of in-the-money convertible preferred. In estimating the value per share from the Sale to Entity Other Than Motorola scenario, Morgan Stanley analyzed the implied per share value that could be received by holders of Shares (other than Motorola or its affiliates) in the event Next Level was acquired by another entity, other than Motorola or its affiliates, including the impact of the liquidation preference on Motorola’s preferred stock and the value of the preferred stock if converted to common stock. Morgan Stanley discounted the calendar year 2003 through 2008 forecasted unlevered free cash flows using a discount rate of 12% to 18%. A perpetual growth rate of 3% to 5% was applied to the final year of unlevered free cash flow, which was assumed to have been fully taxed at 40% without consideration of any remaining Next level tax benefits which might exist at that time, and discounted using a discount rate of 12% to 18%. A summary of these calculated values is shown below:

	Implied per Share Value
	Low	High
MANAGEMENT CASE
Standalone Value	$3.04	$6.46
Sale to Entity other than Motorola	$2.85	$6.44
Value to Common SH/s w/ $30MM in Financing	$2.68	$5.70
Value to Common SH/s w/ $90MM in Financing	$1.49	$3.68
SENSITIVITY CASE
Standalone Value	$1.43	$3.07
Sale to Entity other than Motorola	$0.09	$2.88
Value to Common SH/s w/ $30MM in Financing	$1.24	$2.70
Value to Common SH/s w/ $90MM in Financing	$0.00	$1.69

In connection with the review of the Motorola Offer by the Independent Committee, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Next Level. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of Next Level. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the adequacy, from a financial point of view, of the Per Share Consideration to be received by the holders of Shares pursuant to the Motorola Offer to the holders of Shares other than Motorola and its affiliates and in connection with the delivery of its written opinion dated February 3, 2003 to the Independent Committee. These analyses do not purport to be appraisals or to reflect the prices at which Shares might actually trade. Morgan Stanley did not recommend any specific consideration to the Independent Committee or that any given consideration constituted the appropriate consideration for the Motorola Offer.

In addition, as described elsewhere in this Statement, Morgan Stanley’s opinion and its presentation to the Independent Committee was one of many factors taken into consideration by the Independent Committee in reaching its recommendation with regard to the Motorola Offer. Consequently, the analyses as described above should not be viewed in any way as determinative of the opinion of the Independent Committee.

The Independent Committee retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of its trading, brokerage, investment banking, investment management, financing and principal investing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of its customers, in debt or equity securities or senior loans of Next Level or Motorola. In the past,

Morgan Stanley and its affiliates have provided financial advisory and financing services for Motorola and have received fees for the rendering of those services.

Morgan Stanley was engaged by the Independent Committee to provide financial advisory services as more fully described in “Item 5: “Persons/Assets, Retained, Employed, Compensated or Used.”

Intent to Tender

To Next Level’s knowledge, (i) none of its executive officers, directors, affiliates or subsidiaries, presently intends to tender Shares pursuant to the Motorola Offer and (ii) none of Next Level’s executive officers, directors, affiliates or subsidiaries presently intends to otherwise sell any Shares which are owned beneficially or held of record by such persons. The foregoing does not include Shares over which, or with respect to which any such executive officer, director or affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to instructions from a third party with respect to such tender.

ITEM 5.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Pursuant to the terms of an engagement letter, effective as of January 23, 2003, Next Level retained Morgan Stanley as its exclusive financial advisor in connection with the review and analysis of the Motorola Offer.

Pursuant to the engagement letter, Next Level has agreed to pay Morgan Stanley the following fees: (i) a fee of $500,000 which was paid upon execution of the engagement letter; (ii) a fee of $500,000 payable on the date on which Morgan Stanley informs the Independent Committee that it is prepared to render its opinion with regard to the adequacy, inadequacy or fairness, from a financial point of view, of the Motorola Offer; (iii) a fee of $250,000 payable upon (a) consummation of a Transaction or Next Level entering into a definitive agreement that subsequently results in the consummation of a Transaction, (b) dissolution of the Independent Committee or (c) withdrawal of the Motorola Offer and no recommencement within 30 business days of such withdrawal; and (iv) a fee of $250,000 payable in the event that a Transaction is not completed within 30 business days of the date Motorola first commences the Motorola Offer and Morgan Stanley continues to provide advisory services under the engagement letter.

Under the engagement letter, “Transaction” means: (i) the acquisition of all or substantially all of the outstanding Shares of Next Level (other than those currently owned by Motorola) by way of a tender offer or exchange offer, negotiated or open market purchase or otherwise by Motorola or another entity; (ii) any merger, consolidation, reorganization or other business combination pursuant to which Next Level is acquired by Motorola or by another entity; or (iii) the acquisition of Next Level other than through the acquisition of Next Level capital stock, whether effected, in any case, in one transaction or a series of transactions.

In addition, Next Level has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement. Next Level has also agreed to reimburse Morgan Stanley for its reasonable expenses incurred, including fees and expenses of its legal and other professional advisors.

The engagement of Morgan Stanley may be terminated at any time by either Morgan Stanley or Next Level. Morgan Stanley will be entitled to any compensation earned and reasonable expense incurred by it to the date of termination. In certain circumstances, the fees under its engagement letter will also be payable for up to two years after such termination.

Next Level has retained MacKenzie Partners, Inc. (“MacKenzie Partners”) to assist Next Level in connection with its communications with stockholders with respect to, and to provide other services to Next

Level in connection with, the Motorola Offer. Next Level will pay MacKenzie Partners reasonable and customary compensation for their services and will reimburse MacKenzie Partners for the reasonable out-of-pocket expenses incurred in connection therewith. Next Level has agreed to indemnify MacKenzie Partners against certain liabilities and expenses, including certain liabilities under the federal securities laws.

Next Level has retained Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) as its public relations advisor in connection with the Motorola Offer and related matters. Next Level will pay Joele Frank reasonable and customary compensation for its services plus reimbursement for reasonable out-of-pocket expenses. Next Level has also agreed to indemnify Joele Frank against certain liabilities and expenses, including certain liabilities under the federal securities laws.

ITEM 6.    INTERESTS IN SECURITIES OF SUBJECT COMPANY.

Securities Transactions in the Past 60 Days

On December 18, 2002, Next Level sold to Motorola 26,506 shares of its Series A-2 Preferred Stock at $830 per share for consideration of $22 million, which included the cancellation of $10 million of principal amount owed to Motorola under a Credit Agreement between Motorola and Next Level, $12 million in cash and the issuance to Motorola of two warrants to purchase Shares. One warrant, expiring December 17, 2012, allows Motorola to purchase 220,000 Shares at $2.00 per Share, and another warrant, expiring December 17, 2007, allows Motorola to purchase 7,951,807 Shares at $0.83 per Share. Holders of Series A-2 Preferred Stock are entitled to a 7.5% cumulative dividend and a liquidation preference of 250% of its purchase price and may voluntarily convert their shares into Shares at a ratio of 1:1000. This is the only transaction in Shares which were effected during the past 60 days by Next Level, or to the best of Next Level’s knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.    PURPOSE OF TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations

None.

ITEM 8.    ADDITIONAL INFORMATION.

Delaware Stockholder Litigation

On January 14, 2003, alleged stockholders of Next Level filed four separate class action complaints in the Court of Chancery of the State of Delaware, in and for New Castle County, against Motorola, Next Level and various directors of Next Level, captioned: (i) Barry Feldman v. J. Michael Norris, et al., Civil Action No. 20114; (ii) Robert Bruckner v. Next Level Communications, Inc., et al., Civil Action No. 20115; (iii) Fishoff Family Foundation v. Michael J. Norris, et al., Civil Action No. 20118; and (iv) Mary Gorton v. J. Michael Norris, et al., Civil Action No. 20119. Each of these actions was brought as a putative class action on behalf of all holders of Next Level Shares other than the defendants and persons related to or affiliated with the defendants. The complaints in the four actions generally allege that:

•	Motorola, Next Level and the individual Next Level directors breached their fiduciary duties as a result of the Motorola Offer;

•	the Motorola Offer price is inadequate; and

•	Motorola is engaging in unfair self-dealing, not acting in good faith towards Next Level’s minority stockholders and that the Motorola Offer is a product of the conflict of interest between Motorola and Next Level’s minority stockholders.

The lawsuits seek, among other things, to recover unspecified damages and costs and to enjoin or rescind the transactions contemplated by the Motorola Offer.

California Stockholder Litigation

On January 14, 2003, Scott Sebastian, allegedly a stockholder of Next Level, filed a putative class action complaint in the California Superior Court, Sonoma County, against Next Level and various Next Level directors. The action alleges, among other claims, that: (i) Next Level’s directors breached their fiduciary duty of care by failing to properly value Next Level; (ii) Next Level’s directors would personally benefit from the success of the Motorola Offer and, thus, their approval would constitute self-dealing; (iii) Next Level’s directors have superior information about the Motorola Offer which enables them to profit disproportionately from it; (iv) Next Level’s directors should engage in arm’s-length negotiations as to the terms of the Motorola Offer; and (v) Next Level’ s directors should disclose such superior information to Next Level’s stockholders. Plaintiff seeks declaratory relief, an injunction against the consummation of the Motorola Offer, rescission of any resultant transaction and an injunction requiring Next Level’s directors to obtain a transaction that is in the best interests of Next Level’s stockholders.

Next Level Litigation

On February 4, 2003, Next Level, Next Level Partners, LLC (the owner of more than 1.8 million Shares and the largest stockholder of Next Level other than Motorola), Spencer Segura and Jacqueline Segura (the respective owners of approximately 400,000 and approximately 200,000 Shares) filed suit against Motorola in the Court of Chancery of the State of Delaware, in and for New Castle County. Plaintiffs allege among other things that: (i) Motorola violated the non-disclosure agreement between Next Level and Motorola by using confidential information from Next Level to plan, launch and carry out the Motorola Offer; (ii) Motorola breached its fiduciary duty as a controlling stockholder of Next Level by using inside information to plan, launch and carry out the Motorola Offer; (iii) the Motorola Offer is substantively coercive because the Minority Stockholders are not, and cannot be informed of, material information that would affect Next Level’s market value and the economic decision whether to tender; (iv) the Motorola Offer is structurally coercive because Motorola has not explicitly committed to purchasing Shares not tendered in a second step short form merger; (v) the Motorola Offer is coercive because Motorola, having ensured that Next Level has no outside financial support, has threatened that it will no longer support Next Level as an independent company; (vi) the Motorola Offer is subject to entire fairness review and fails that test because the offer is not made at an adequate price and Motorola did not follow a fair process; (vii) Motorola’s refusal to consent to the Independent Committee adopting a stockholder rights plan was a breach of fiduciary duty; (viii) Motorola breached its fiduciary duty of disclosure by materially misstating and omitting certain facts in the Schedule TO; (ix) certain provisions in preferred stock held by Motorola which allegedly prevent Next Level from adopting a stockholder rights plan (the “Blocking Preferred”) conflict with Section 141(a) of the Delaware General Corporation Law and are thus invalid; and (x) the Shares held by Next Level’s officers are properly included in determining whether the Motorola Offer meets the Minimum Tender Condition. Plaintiffs have asked the Court of Chancery to preliminarily and permanently enjoin the Motorola Offer, to rescind the Motorola Offer and any related transactions to the extent they are completed, to compel Motorola to correct its defective disclosures, to require Motorola to pay a “fair price” to the Next Level stockholders of its proceeds with the Motorola Offer, to require Motorola to pay substantial damages to Next Level, to invalidate the Blocking Preferred and to declare that the Shares held by Next Level’s officers be included in determining whether the Motorola Offer meets the Minimum Tender Condition.

ITEM 9.    EXHIBITS.

(a)(1)(i)†*	Letter to Stockholders of Next Level dated February 4, 2003.

(a)(1)(ii)†	Press Release dated February 4, 2003.

(e)(1)†

Complaint of Mary Gorton, individually and on behalf of all others similarly situated, against J. Michael Norris, et al., Civil Action No. 20119 filed in the Court of Chancery of the State of Delaware on January 14, 2003.

(e)(2)†

Complaint of Fishoff Family Foundation, individually and on behalf of all others similarly situated, against Michael J. Norris, et al., Civil Action No. 20118, filed in the Court of Chancery of the State of Delaware on January 14, 2003.

(e)(3)†

Complaint of Robert Bruckner, individually and on behalf of all others similarly situated, against Next Level Communications, Inc., et al., Civil Action No. 20115 filed in the Court of Chancery of the State of Delaware on January 14, 2003.

(e)(4)†

Complaint of Barry Feldman, individually and on behalf of all others similarly situated, against J. Michael Norris, et al., Civil Action No. 20114 filed in the Court of Chancery of the State of Delaware on January 14, 2003.

(e)(5)†

Complaint of Scott Sebastian, individually and on behalf of all others similarly situated, against J. Michael Norris, et al., Case No. 231852 filed in the in the California Superior Court, Sonoma County on January 14, 2003.

(e)(6)††	Complaint filed in the Chancery Court, New Castle County, Delaware on February 4, 2003.

(e)(7)†	Letter from Motorola to Next Level dated January 28, 2003.

(e)(8)†	Letter from Next Level to Motorola dated January 30, 2003.

(e)(9)

Agreement and Plan of Merger, dated as of November 9, 1999, between General Instrument, Spencer Trask and Next Level (incorporated by reference to Ex. 2.1 to Next Level’s Registration Statement on Form S-1/A, File No. 333-85999, filed with the Commission on November 9, 1999).

(e)(10)

Registration Rights Agreement, dated as of November 1999, between General Instrument, Spencer Trask and Next Level (incorporated by reference to Ex. 4.2 to Next Level’s Registration Statement on Form S-1/A, File No. 333-85999, filed with the Commission on November 9, 1999).

(e)(11)

Corporate and Intercompany Agreement, dated as of November 1999, between General Instrument and Next Level (incorporated by reference to Ex. 10.2 to Next Level’s Registration Statement on Form S-1/A, File No. 333-85999, filed with the Commission on November 9, 1999).

(e)(12)

Patent and Technical Information Cross-License Agreement, dated as of November 1999, between Next Level and General Instrument (incorporated by reference to Ex. 10.5 to Next Level’s Registration Statement on Form S-1/A, File No. 333-85999, filed with the Commission on November 9, 1999).

(e)(13)

Registration Rights Agreement, between General Instrument, Next Level and Spencer Trask (incorporated by reference to Ex. 4.2 to Next Level’s Registration Statement on Form S-1/A, File No. 333-85999, filed with the Commission on November 9, 1999).

(e)(14)	Tax Allocation and Sharing Agreement, between Next Level and Motorola (incorporated by reference to Ex. 10.2 to Next Level’s Form 10-Q, File No. 000-27877, filed with the Commission on May 15, 2001).

(e)(15)

Credit Agreement, dated as of May 16, 2001, between Next Level and Motorola, as lender (incorporated by reference to Ex. 99.1 to Next Level’s Form 8-K, File No. 000-27877, filed with the Commission on May 29, 2001).

(e)(16)

Credit Agreement, Amendment No. 1, dated as of July 25, 2001, between Next Level and Motorola (incorporated by reference to Ex. 10.1 to Next Level’s Form 10-Q, File No. 000-27877, filed with the Commission on August 2, 2001).

(e)(17)

Credit Agreement, Amendment No. 2, dated as of September 28, 2001, between Next Level and Motorola (incorporated by reference to Ex. 10.1 to Next Level’s Form 10-Q, File No. 000-27877, filed with the Commission on November 14, 2001).

(e)(18)

Credit Agreement, Amendment No. 3, dated as of October 15, 2001, between Next Level and Motorola (incorporated by reference to Ex. 10.2 to Next Level’s Form 10-Q, File No. 000-27877, filed with the Commission on November 14, 2001).

(e)(19)

Credit Agreement, Amendment No. 4, dated as of December 11, 2001, between Next Level and Motorola (incorporated by reference to Ex. 10.20 to Next Level’s Form 10-K, File No. 000-27877, filed with the Commission on April 1, 2002).

(e)(20)

Convertible Promissory Note, dated as of December 11, 2001, between Next Level and Motorola (incorporated by reference to Ex. 10.21 to Next Level’s Form 10-K, File No. 000-27877, filed with the Commission on April 1, 2002).

(e)(21)†	Credit Agreement, Amendment No. 5, dated as of March 22, 2002, between Next Level and Motorola.

(e)(22)†	Credit Agreement, Amendment No. 6, dated as of May 30, 2002, between Next Level and Motorola.

(e)(23)†	Credit Agreement, Amendment No. 7, dated as of October 22, 2002, between Next Level and Motorola.

(e)(24)

Security Agreement, dated as of May 16, 2001, between Next Level and Motorola (incorporated by reference to Ex. 99.2 to Next Level’s Form 8-K, File No. 000-27877, filed with the Commission on May 29, 2001).

(e)(25)

Form of Common Stock Purchase Warrant (Warrants Nos. 1-9) granted to Motorola by Next Level (incorporated by reference to Ex. 99.3 to Next Level’s Form 8-K, File No. 000-27877, filed with the Commission on May 29, 2001).

(e)(26)†	Registration Rights Agreement, dated as of May 16, 2001, between Next Level and Motorola.

(e)(27)

Registration Rights Agreement, Amendment No. 1, dated as of October 24, 2001, between Next Level and Motorola (incorporated by reference to Ex. 10.3 to Next Level’s Form 10-Q, File No. 000-27877, filed with the Commission on November 14, 2001).

(e)(28)

Registration Rights Agreement, Amendment No. 2, dated as of December 11, 2002, between Next Level and Motorola (incorporated by reference to Ex. 10.20 to Next Level’s Form 10-K, File No. 000-27877, filed with the Commission on April 1, 2002).

(e)(29)†	Registration Rights Agreement, Amendment No. 3, dated as of October 22, 2002, between Next Level and Motorola.

(e)(30)†	Common Stock Purchase Warrant No. 12, granted to Motorola by Next Level.

(e)(31)†	Guarantee in favor of Northwestern Mutual Life Insurance, dated as of October 24, 2001.

(e)(32)†	Environmental Indemnity Agreement, dated as of October 24, 2001, between Next Level, Motorola and Northwestern Mutual Life Insurance.

(e)(33)†	Common Stock Purchase Warrant No. 10, granted to Motorola by Next Level.

(e)(34)

Common Stock Purchase Warrant No. 11, granted to Motorola by Next Level (incorporated by reference to Ex. 10.23 to Next Level’s Form 10-K, File No. 000-27877, filed with the Commission on April 1, 2002).

(e)(35)

Employment Agreement, dated as of August 6, 2001, between Next Level and Michael Norris (incorporated by reference to Ex. 10.24 to Next Level’s Form 10-K, File No. 000-27877, filed with the Commission on April 1, 2002).

(e)(36)

Securities Purchase Agreement, dated as of February 20, 2002, between Next Level and Motorola (incorporated by reference to Ex. 10.1 to Next Level’s Form 10-Q, File No. 000-27877, filed with the Commission on May 15, 2002).

(e)(37)

Registration Rights Agreement, dated as of February 20, 2002, between Next Level and Motorola (incorporated by reference to Ex. 10.2 to Next Level’s Form 10-Q, File No. 000-27877, filed with the Commission on May 15, 2002).

(e)(38)

Common Stock Purchase Warrant No. A 001, granted to Motorola by Next Level (incorporated by reference to Ex. 10.3 to Next Level’s Form 10-Q, File No. 000-27877, filed with the Commission on May 15, 2002).

(e)(39)

Common Stock Purchase Warrant No. A 002, granted to Motorola by Next Level (incorporated by reference to Ex. 10.4 to Next Level’s Form 10-Q, File No. 000-27877, filed with the Commission on May 15, 2002).

(e)(40)	Commitment Letter from Motorola to Next Level, dated March 29, 2002 (incorporated by reference to Ex. 10.5 to Next Level’s Form 10-Q, File No. 000-27877, filed with the Commission on May 15, 2002).

(e)(41)

Securities Purchase Agreement, dated as of June 25, 2002, between Next Level and Motorola (incorporated by reference to Ex. 99.2 to Next Level’s Form 8-K, File No. 000-27877, filed with the Commission on June 27, 2002).

(e)(42)

Registration Rights Agreement, dated as of June 25, 2002, between Next Level and Motorola (incorporated by reference to Ex. 99.3 to Next Level’s Form 8-K, File No. 000-27877, filed with the Commission on June 27, 2002).

(e)(43)

Form of Common Stock Purchase Warrant No. A-1, granted to Motorola by Next Level (incorporated by reference to Ex. 99.4 to Next Level’s Form 8-K, File No. 000-27877, filed with the Commission on June 27, 2002).

(e)(44)†	Common Stock Purchase Warrant No. A 003, granted to Motorola by Next Level.

(e)(45)

Registration Rights Agreement, Amendment No. 1, dated as of September 26, 2002, between Next Level and Motorola (incorporated by reference to Ex. 99.2 to Next Level’s Form 8-K, File No. 000-27877, filed with the Commission on October 1, 2002).

(e)(46)

Common Stock Purchase Warrant No. A-1 003, granted to Motorola by Next Level (incorporated by reference to Ex. 99.3 to Next Level’s Form 8-K, File No. 000-27877, filed with the Commission on October 1, 2002).

(e)(47)

Common Stock Purchase Warrant No. A-1 004, granted to Motorola by Next Level (incorporated by reference to Ex. 99.4 to Next Level’s Form 8-K, File No. 000-27877, filed with the Commission on October 1, 2002).

(e)(48)

Registration Rights Agreement, Amendment No. 2, dated as of December 18, 2002, between Next Level and Motorola (incorporated by reference to Ex. 99.2 to Next Level’s Form 8-K, File No. 000-27877, filed with the Commission on December 20, 2002).

(e)(49)

Securities Purchase Agreement, dated as of September 26, 2002, between Next Level and Motorola (incorporated by reference to Ex. 99.1 to Next Level’s Form 8-K, File No. 000-27877, filed with the Commission on October 1, 2002).

(e)(50)

Securities Purchase Agreement, dated as of December 18, 2002, between Next Level and Motorola (incorporated by reference to Ex. 99.1 to Next Level’s Form 8-K, File No. 000-27877, filed with the Commission on December 20, 2002).

(e)(51)

Common Stock Purchase Warrant No. A-2 001, granted to Motorola by Next Level (incorporated by reference to Ex. 99.3 to Next Level’s Form 8-K, File No. 000-27877, filed with the Commission on December 20, 2002).

(e)(52)

Common Stock Purchase Warrant No. A-2 002, granted to Motorola by Next Level (incorporated by reference to Ex. 99.4 to Next Level’s Form 8-K, File No. 000-27877, filed with the Commission on December 20, 2002).

(e)(53)

Amended Certificate of Designation for Next Level Series A Convertible Preferred Stock (incorporated by reference to Ex. 99.5 to Next Level’s Form 8-K, File No. 000-27877, filed with the Commission on December 20, 2002).

(e)(54)

Amended Certificate of Designation for Next Level Series A-1 Convertible Preferred Stock (incorporated by reference to Ex. 99.6 to Next Level’s Form 8-K, File No. 000-27877, filed with the Commission on December 20, 2002).

(e)(55)

Certificate of Designation for Next Level Series A-2 Convertible Preferred Stock (incorporated by reference to Ex. 99.7 to Next Level’s Form 8-K, File No. 000-27877, filed with the Commission on December 20, 2002).

(e)(56)

Form of Restated Certificate of Incorporation (incorporated by reference to Ex. 3.1 to Next Level’s Registration Statement on Form S-1/A, File No. 333-85999, filed with the Commission on November 9, 1999).

(e)(57)	Bylaws of the Registrant (incorporated by reference to Ex. 3.2 to Next Level’s Registration statement on Form S-1/A, File No. 333-85999, filed with the Commission on October 12, 1999).

(e)(58)†	1999 Equity Incentive Plan, as amended through May 30, 2002.

(e)(59)	1999 Employee Stock Purchase Plan (incorporated by reference to Ex. 10.4 to Next Level’s Registration Statement on Form S-1/A, File No. 333-85999, filed with the Commission on October 12, 1999).

(e)(60)

Form of Indemnification Agreement between Next Level and its executive officers and directors (incorporated by reference to Ex. 10.1 to Next Level’s S-1, File No. 333-85999, filed with the Commission on August 27, 1999).

(e)(61)

Form of Change of Control Agreement between Next Level and its executive officers (incorporated by reference to Ex. 10.1 to Next Level’s Form 10-Q, File No. 000-27877, filed with the Commission on November 14, 2000).

†	Filed herewith.
††	To be filed by amendment.
*	Included in materials being distributed to Next Level stockholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2003

NEXT LEVEL COMMUNICATIONS, INC.

By:	/s/ J. MICHAEL NORRIS
Name: J. Michael Norris Title: Chairman of the Board and Chief Executive Officer

ANNEX A

In response to Item 3 of this Schedule 14D-9, this Annex A describes all material agreements, arrangements or understandings and any actual or potential conflicts of interest between Next Level or affiliates of Next Level and 1) Next Level, its executive officers, directors or affiliates or 2) Motorola or its respective officers, directors or affiliates. Certain of Next Level’s directors and executive officers own Shares or hold options to purchase Shares. These equity interests in Next Level present these directors and executive officers with actual or potential conflicts of interest in connection with the Motorola Offer to the Minority Stockholders.

BOARD COMPOSITION

Two of Next Level’s seven directors, Mr. Benoist and Mr. Delaney, are executive officers and employees of Motorola. The Next Level Board has set up an independent committee that excludes these directors and management directors to evaluate and issue a recommendation on the Motorola Offer. None of Next Level’s directors on the independent committee holds shares or options to purchase shares in Motorola. For information concerning the beneficial ownership of Shares by Next Level’s directors, see “Security Ownership of Principal Stockholders and Management” below.

DIRECTOR COMPENSATION

Next Level pays its non-employee directors who are not employees of Motorola or its affiliates a retainer of $20,000 per year. In addition, such directors receive a fee of $1,500 for each meeting of the Next Level Board or a board committee that they attend. Non-employee directors participate in Next Level’s 1999 Equity Incentive Plan (discussed below) pursuant to which such directors are automatically granted options to purchase Shares on the terms and conditions set forth in that plan. In most cases, options vest over either the one, three or four-year period following the date of grant. Options generally expire 10 years after they are granted, except that they generally expire earlier if the optionee’s service terminates earlier.

During 1999, in accordance with that plan and prior to the consummation of Next Level’s initial public offering, Mr. Latchford was granted an option to purchase 20,000 Shares at an exercise price of $11.00 per Share. During 2000, Mr. Latchford was granted an option to purchase 5,000 Shares at an exercise price of $51.25 per Share. During 2001, Mr. Latchford was granted an option to purchase 5,000 Shares at an exercise price of $10.53 per Share and Mr. Kornblau was granted an option to purchase 20,000 Shares at an exercise price of $1.50 per Share. During 2002, Mr. Latchford and Mr. Kornblau each were granted an option to purchase 5,000 Shares at an exercise price of $1.49 and Mr. Clay and Mr. Good each were granted an option to purchase 40,000 Shares at an exercise price of $1.00. The options held by Mr. Clay and Mr. Good are the only stock options held by Next Level directors with exercise prices less than or equal to $1.04 per Share, the Motorola Offer price. Neither option is currently exercisable or exercisable within 60 days.

EXECUTIVE OFFICER EMPLOYMENT AGREEMENTS AND COMPENSATION

Mr. Norris was a former Senior Vice President of Motorola and General Manager of Motorola’s Network Management Group until 2000. Next Level executed an employment agreement with Mr. Norris as Chief Executive Officer of Next Level in December 2000, attached as an exhibit to Next Level’s Schedule 14D-9 and incorporated herein by reference. The employment agreement calls for a salary of $425,000, a target bonus of 80% of his salary, a lease to a house owned by Next Level for $2,000 per month and an option grant of 600,000 Shares vesting at 25% after one year and monthly thereafter over the subsequent thirty-six months. The employment agreement also provides that in the event that Next Level terminates Mr. Norris without cause or Mr. Norris terminates his employment for good reason, prior to a change of control (defined to include the acquisition of Next Level by Motorola), 100% of his unvested options immediately vest and Next Level is required to pay him an amount equal to 200% of his base salary plus his target bonus. If a change of control occurs during the term of Mr. Norris’ employment and Mr. Norris either is terminated without cause or terminates his employment for good reason within two years following the change of control, 100% of his unvested options immediately vest and Next Level is required to pay him an amount equal to 300% of his base salary plus 200% of his target bonus. Mr. Norris is also a party to a separate change of control agreement between Next Level and all executive officers, discussed below. Mr. Norris received a signing bonus of $100,000 upon his appointment as Chief Executive Officer in December 2000, which was paid in 2001. Mr. Norris does not hold any stock options with exercise prices less than or equal to $1.04 per Share, the Motorola Offer price.

Next Level has entered into change of control agreements with all its executive officers, including Mr. Norris. These agreements provide that, in the event of a change of control other than an acquisition of Next Level by Motorola, all unvested options to purchase Shares held by executive officers immediately vest and become exercisable and remain exercisable for the period specified in the options. In the event of an acquisition of Next Level by Motorola, fifty percent of unvested options to purchase Shares held by executive officers immediately vest and become exercisable and remain exercisable for the period specified in the options, while the other fifty percent of unvested options vest in accordance with their original vesting schedule. On the twelve month anniversary of a Motorola acquisition, all unvested options immediately vest provided that the executive officer remains an employee of the successor entity at that time. A Motorola acquisition also results in the vesting of all an executive officer’s unvested stock options in the event of the officer’s termination without cause or the officer’s termination of his employment for good reason.

John Sheppard, Senior Vice President of Engineering, holds an option to purchase 50,000 Shares at an exercise price of $0.97 per Share, and Ken St. Cyr, Senior Vice President of Operations, holds an option to purchase 200,000 Shares at an exercise price of $0.66. Neither option is currently exercisable or exercisable within 60 days. Other than Mr. Sheppard and Mr. St. Cyr, none of Next Level’s executive officers hold any stock options with exercise prices less than or equal to $1.04 per Share, the Motorola Offer price.

Mr. Norris holds 2,402 shares in Motorola and holds options to purchase 214,020 shares in Motorola. William A. Weeks, Senior Vice President & Chief Technical Officer, holds options to purchase 25,317 shares in Motorola. Mr. Zar holds 2,411 shares in Motorola. Other than Mr. Norris, Mr. Weeks and Mr. Zar, no executive officer holds any shares or options to purchase shares in Motorola.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation’s board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”). Next Level’s Certificate of Incorporation provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. Next Level’s Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty as directors to the Registrant and its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors’ fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to Next Level for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. Next Level has entered into indemnification agreements with its officers and directors, a form of which is attached as an exhibit to Next Level’s Schedule 14D-9. The indemnification agreements provide Next Level’s executive officers and directors with further indemnification to the maximum extent authorized or permitted by the Delaware General Corporation Law.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth the beneficial ownership of Shares as of December 31, 2002, as to:

•	each person who is known by Next Level to beneficially own more than five percent of its outstanding Shares;

•	each of Next Level’s current directors;

•	Next Level’s Chief Executive Officer and four other most highly paid executive officers in 2002;

•	all of Next Level’s directors and executive officers as a group.

Unless otherwise indicated below, each person or entity named below has an address in care of Next Level’s principal executive offices.

5% Stockholders, Directors, Named Executive Officers, and Directors and Executive Officers as a Group	Shares Beneficially Owned(1)
	Number	Percent
Motorola Inc(2) 1303 East Algonquin Road Schaumburg, Illinois 60196	196,008,238	89.52%
Kevin Kimberlin Partners, LP(3) 535 Madison Avenue, 18th Floor New York, New York 10022	6,757,877	7.23%
J. Michael Norris(4)	626,917	*
William A. Weeks(5)	484,521	*
Keith A. Zar(6)	475,991	*
James F. Ide(7)	173,263	*
John Sheppard(8)	163,272	*
Paul S. Latchford(9)	30,618	*
Craig Kornblau(10)	10,832	*
Walter S. Clay	2,500	*
Gray Benoist	—	—
Eugene Delaney	—	—
Alex Good	—	—
All directors and officers as a group (12 persons)(11)	1,969,914	2.21%

*	Less than 1%
(1)	Information with respect to beneficial ownership is based upon information furnished by each director and officer or contained in filings made with the Commission. Except as indicated in the footnotes to this table, the stockholders named in this table have sole voting and investment power with respect to all Shares shown as beneficially owned by them, subject to community property laws where applicable.
(2)

Includes 40,186,630 Shares subject to warrants currently exercisable or exercisable within 60 days, 13,824,884 Shares subject to Series A Convertible Preferred Stock, 51,387,000 Shares subject to Series A-1 Convertible Preferred Stock and 26,506,000 Shares subject to Series A-2 Convertible Preferred Stock.

(3)	Includes 4,289,000 Shares subject to warrants held by affiliates and currently exercisable. Kevin Kimberlin Partners, LP is beneficially owned by entities controlled by, or affiliated with, Kevin Kimberlin and Spencer Segura.
(4)	Includes 597,197 Shares subject to options currently exercisable or exercisable within 60 days.
(5)	Includes 478,311 Shares subject to options currently exercisable or exercisable within 60 days.
(6)	Includes 466,178 Shares subject to options currently exercisable or exercisable within 60 days.
(7)	Includes 153,263 Shares subject to options currently exercisable or exercisable within 60 days.
(8)	Includes 148,408 Shares subject to options currently exercisable or exercisable within 60 days.
(9)	Includes 30,418 Shares subject to options currently exercisable or exercisable within 60 days.
(10)	Includes 10,834 Shares subject to options currently exercisable or exercisable within 60 days.
(11)	Include 1,784,424 Shares subject to options current exercisable or exercisable within 60 days.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table shows compensation information for Next Level’s Chief Executive Officer and four other most highly paid executive officers in 2002.

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position as of 12/31/2002	Year	Salary ($)	Bonus ($)		Securities Options Underlying	All Other Compensation(1) ($)
J. Michael Norris President, Chief Executive Officer and Chairman of the Board	2002 2001 2000	425,000 425,000 24,519	— 100,000 —	(2)	500,000 — 600,000	3,269 8,500 —

Keith A. Zar Senior Vice President, General Counsel, Chief Administrative Officer and Secretary	2002 2001 2000	250,000 250,000 251,923	— — 138,558		100,000 145,000 150,000	6,673 8,500 10,500

William A. Weeks Senior Vice President and Chief Technical Officer	2002 2001 2000	225,000 225,000 223,806	— — 110,784		100,000 48,000 150,000	1,298 8,500 8,964

James F. Ide Senior Vice President, Chief Financial Officer and Treasurer	2002 2001	224,039 136,692	— 58,742		150,000 130,000	1,538 4,258

John Sheppard Senior Vice President and Chief Engineering Officer	2002 2001 2000	169,200 138,609 115,714	— — 36,821		175,000 25,000 75,000	1,136 5,227 5,176

(1)	Represents Next Level’s matching 401(k) contribution.
(2)	Represents a signing bonus received by Mr. Norris upon his appointment as Chief Executive Officer in December 2000, which was paid in 2001.

STOCK OPTION PLANS

The Next Level Board grants equity incentives such as options to purchase Shares, stock appreciation rights, stock units (“phantom shares”) and restricted Shares to Next Level employees, outside directors and consultants pursuant to the 1999 Equity Incentive Plan. Stock options are granted with an exercise price no less than 100% of the fair market value of Shares on the date of the grant. Each option may specify whether it becomes exercisable upon a change in control. Outside directors automatically receive a one-time grant of an option covering 40,000 Shares at the time of their appointment, and are entitled to an option to purchase 10,000 Shares annually thereafter. As of January 31, 2003, there are options to purchase 21,815,618 Shares outstanding under the 1999 Equity Incentive Plan, and there are 4,757,946 Shares remaining available for issuance (including cancelled and expired Shares and Shares available for issuance under inactive stock plans).

Next Level employees may also purchase Shares pursuant to the 1999 Employee Stock Purchase Plan. The Plan consists of two six-month offering periods in which employees can commit up to 20% of their compensation towards the purchase of up to 1,500 Shares per period at the lower of 85% of the fair market value of Shares on the last trading day of the offering period and 85% of the fair market value of Shares at the last trading day before the commencement of the trading period. As of January 31, 2003, there are 1,585,519 Shares remaining available for issuance under the 1999 Employee Stock Purchase Plan.

2002 OPTION GRANTS

The following table sets forth information for Next Level’s Chief Executive Officer and four other most highly paid executive officers in 2002 with respect to grants of options to purchase Shares made in the year ended December 31, 2002 and the value of all options held by such executive officers on December 31, 2002.

	Individual Grants
	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees During Year(1)
Name			Exercise or Base Price ($/Sh)	Expiration Date	Black-Scholes Value ($)(2)
J. Michael Norris	500,000	4.91%	1.70	2/13/2012	250,378
Keith A. Zar	100,000	0.98%	1.70	2/13/2012	50,076
James F. Ide	150,000	1.5%	1.70	2/13/2012	75,113
William A. Weeks	100,000	0.98%	1.70	2/13/2012	50,076
John Sheppard	25,000	0.25%	2.06	4/14/2020	11,880
	25,000	0.25%	2.06	6/6/2010	11,880
	25,000	0.25%	2.06	9/7/2012	11,880
	50,000	0.49%	1.70	2/13/2012	25,038
	50,000	0.49%	0.97	9/11/2012	28,540

(1)	Based on an aggregate total of 10,185,650 options granted to employees in 2002 under Next Level’s option plans.
(2)	This column represents the value of the options on the grant date using the Black-Scholes option pricing model for the common stock, utilizing the following assumptions: stock price volatility of 107%; dividend yield of 0%; a 4-year expected option term; 2.68% risk-free interest rate; and no adjustment for non-transferability or forfeiture. The actual value, if any, that an executive officer may realize will depend on the excess of the market price over the exercise price on the date the option is exercised so there is no assurance that the value realized by an executive will be at or near the value estimated by the Black-Scholes model, which is based on assumptions as to the variables of stock price volatility, future dividend yield and interest rate.

AGGREGATED OPTION EXERCISES IN 2002 AND YEAR-END OPTION VALUES

The following table sets forth information concerning the Shares acquired and the value realized upon the exercise of stock options during 2002 and the year-end number and value of unexercised options with respect to Next Level’s Chief Executive Officer and four other most highly paid executive officers in 2002. No stock appreciation rights were exercised by these executive officers in fiscal year 2002 or were outstanding at the end of that year.

Name	Shares Acquired on Exercise	Value Realized ($)	Number of Securities Underlying Unexercised Options at December 31, 2002 Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at December 31, 2002 ($)(1) Exercisable/Unexercisable
J. Michael Norris	—	—	312,500/787,500	—
Keith A. Zar	—	—	388,677/256,323	—
William A. Weeks	—	—	406,060/205,273	—
James F. Ide	—	—	68,332/211,668	—
John Sheppard	—	—	117,504/155,496	—

(1)	The fair market value of Next Level’s common stock as reported by the Nasdaq National Market at the close of business on December 31, 2002 was $0.81.

ANNEX B

RELATIONSHIP AND AGREEMENTS WITH MOTOROLA

Next Level has a number of material agreements with Motorola and General Instrument Corporation, which was acquired by Motorola in 2000, regarding financing, taxation, intellectual property, securities issuances and other matters. The following summary of these agreements is qualified in its entirety by reference to these agreements themselves, each of which is filed as an exhibit to Next Level’s Schedule 14D-9.

1999 Corporate and Intercompany Agreement

Next Level and General Instrument entered into a Corporate and Intercompany Agreement, dated November 1999 (the “Intercompany Agreement”). Under this Intercompany Agreement, which is still in existence in accordance with its terms, Next Level granted General Instrument and its affiliates a continuing option to purchase additional Shares or shares of non-voting capital stock. If Next Level issues any additional equity securities, General Instrument and its affiliates may exercise this option to purchase:

•	Shares to the extent necessary for General Instrument to maintain its then-existing percentage of the total voting power; and

•	shares of non-voting capital stock to the extent necessary to own 80% of any class of non-voting capital stock which may be outstanding.

The purchase price of the Shares is the fair market value of the common stock. The purchase price of non-voting capital stock will be the price at which third parties may purchase this stock. The option expires if General Instrument and its affiliates beneficially own less than 30% of Next Level’s outstanding Shares.

The Intercompany Agreement also provides that, for as long as General Instrument and its affiliates beneficially own a majority of the outstanding Shares, Next Level may not take any action which may be reasonably anticipated to result in a violation by them of:

•	any law or regulation, including the Internal Revenue Code or the Employee Retirement Income Security Act;

•	General Instrument or its affiliates’ certificates of incorporation or bylaws; any credit agreement or other material instrument binding upon General Instrument and its affiliates or any of their assets; or

•	any judgment, order or decree of any governmental authority having jurisdiction over General Instrument or its affiliates or any of their assets.

The parties to the Intercompany Agreement will provide reasonable cooperation with respect to their tax filings and any tax audits. Under this Intercompany Agreement, Next Level has also agreed to indemnify General Instrument and its affiliates against any lawsuits or other claims arising out of any of Next Level or its predecessors’ activities or omissions before and after Next Level’s initial public offering.

Motorola also appointed additional directors to the Next Level Board on January 5, 2000.

This Intercompany Agreement also provides that Next Level will enter into a similar agreement for the benefit of any transferee or group of related transferees of General Instrument which is unaffiliated with General Instrument of more than a majority of the outstanding Shares in a single transaction or a group of related transactions.

1999 Cross-License Agreement

In November 1999, Next Level entered into a Cross-License Agreement with General Instrument (the “Cross-License Agreement”). Under this Cross-License Agreement, General Instrument granted Next Level a nonexclusive, perpetual, royalty free, worldwide license under all patent applications and patents owned by General Instrument and any future patents issued from these General Instrument patents and patent applications, to make Next Level’s product or related switched digital video network equipment and software. This grant did not include patent claims covering the implementations, methods or devices primarily used or to be used by General Instrument. Also under this Cross-License Agreement, Next Level granted General Instrument and its affiliates, including Motorola, a nonexclusive, perpetual, royalty free, worldwide license under all patent applications and patents owned by Next Level and filed prior to its initial public offering and any future patents issued from these patents and patent applications to make digital cable subscriber terminals, satellite and wireless subscriber terminals, cable modems, HFC telephony and related head end, uplink, transmission or other network equipment and software. This grant did not include patent claims covering the implementations, methods or devices primarily used or to be used by Next Level. Next Level and General Instrument each also licensed to the other the right to use confidential, technical and other information in each other’s possession as of the completion of Next Level’s initial public offering. The Cross-License Agreement contains no right to sublicense to any third parties. The Cross-License Agreement permits General Instrument and Next Level to transfer their respective licenses pursuant to a sale of their respective businesses, a sale of an entire business unit that benefits from the license or to any of General Instrument’s or Next Level’s respective affiliates.

November 1999 Registration Rights Agreement

General Instrument, Spencer Trask Investors LLC (“ST”) and Next Level entered into a Registration Rights Agreement dated November 15, 1999 (the “1999 Registration Rights Agreement”). Under the 1999 Registration Rights Agreement, Next Level granted to these stockholders and their affiliates the right to request that Next Level use its best efforts to register their Shares under federal and state securities laws so that they may sell or dispose of their Shares in accordance with these laws. As long as General Instrument and its affiliates own 30% of Next Level’s outstanding Shares, they will not be limited in the number of times they may make that request. After their ownership declines below 30%, they will be able to cause Next Level to effect up to four demand registrations of their Shares. Under customary “piggy-back” registration rights, General Instrument and its affiliates will also be entitled to include their 64,103,724 Shares in all registrations of Shares that Next Level makes, for a sale by Next Level or any of its stockholders, subject to customary exceptions. Next Level will pay for all out-of-pocket expenses relating to these registrations and indemnify General Instrument and its affiliates against liabilities under securities laws. General Instrument and its affiliates may generally assign these registration rights to transferees of their 64,103,724 Shares.

December 2000 Tax Sharing and Allocation Agreement

Next Level received from Motorola $15 million in December 2000 and $17.3 million in January 2001 pursuant to a Tax Sharing and Allocation Agreement (the “Tax Sharing and Allocation Agreement”). The amount advanced to Next Level of $32.3 million represented the estimated net present value of income tax benefits to Motorola from the inclusion of Next Level’s operating losses on Motorola’s consolidated tax return for the period from January 6, 2000 through May 17, 2000. If Motorola does not achieve all of the anticipated tax benefits from these operating losses by September 30, 2006, Next Level is obligated to repay the amount of any difference.

On October 10, 2001, Next Level received a revised calculation indicating that the estimated net present value of income tax benefits received by Motorola (based on Motorola’s 2000 tax return) would be only $29.3 million. Under the original Tax Sharing and Allocation Agreement, Next Level was required to repay the $3 million difference between the $32.3 million advanced and the revised estimate by October 15, 2001.

On October 15, 2001, Next Level and Motorola agreed to convert the $3 million difference to an increase in the aggregate principal amount under the May 2001 Credit Agreement (as defined below) pursuant to Amendment No. 3 to the May 2001 Credit Agreement, and the obligations under the Tax Sharing and Allocation Agreement were reduced to $29.3 million.

May 2001 Credit Agreement, as Amended

On May 16, 2001, Next Level and Motorola entered into a $60 million credit facility, with an interest rate of LIBOR plus 3.5% pursuant to a Credit Agreement dated May 16, 2001 (as amended from time to time, “May 2001 Credit Agreement”). Under the terms of the May 2001 Credit Agreement, Next Level granted Motorola Warrant Nos. 001 through 009 in the aggregate amount of 7,500,000 at an exercise price of $7.39 per Share (the “May 2001 Warrants”). The May 2001 Warrants expire on May 15, 2006 and are all currently exercisable.

Next Level drew the entire loan in May and June 2001. The loan originally was to mature on May 15, 2003, but Motorola agreed in October 2002 pursuant to Amendment No. 7 to the May 2001 Credit Agreement to extend the term until May 15, 2006 in exchange for Warrant No. 12 to purchase 3,000,000 Shares at an exercise price of $0.76 per Share. Warrant No. 12 is currently exercisable and expires on October 21, 2007. As collateral for the loans advanced under the May 2001 Credit Agreement, Next Level pledged substantially all of its personal property assets to Motorola.

The May 2001 Credit Agreement contains standard representations and warranties including representations and warranties as to corporate existence, financial condition, ongoing or potential future litigation, conflicts, authorization, taxes, subsidiaries, title to assets, capitalization and material agreements. The May 2001 Credit Agreement contains standard covenants including financial and other reporting, maintenance of existence, compliance with laws, prohibition of fundamental changes (e.g., mergers, consolidations and asset sales), negative pledge, limitations on indebtedness, limitations on investments, prohibition on dividends and limitation on capital expenditures. The May 2001 Credit Agreement also includes standard events of default such as payment defaults, cross defaults, material misrepresentations, covenant breaches, insolvency defaults, and judgment defaults.

The May 2001 Credit Agreement originally contained a net worth covenant wherein Next Level agreed not to permit its net worth at any time to fall below 60% of its net worth as of March 31, 2001, excluding the effect of any marked-to-market adjustments under FASB 115. In July 2001, Next Level and Motorola entered into Amendment No. 1 to the May 2001 Credit Agreement which amended the net worth covenant to provide that Next Level would not be in violation of such covenant as a result of its write-down of $75 million of inventory (which constituted part of the collateral for loans made under the May 2001 Credit Agreement).

In March 2002, Next Level and Motorola entered into Amendment No. 5 to the May 2001 Credit Agreement further reducing the amount of net worth required to be maintained by Next Level. Under the net worth covenant, as amended in March 2002, Next Level agreed not to allow its net worth at any time to be less than 45% of its net worth as of March 31, 2001, excluding, without duplication, (i) the effect of any marked-to-market adjustments made under FASB 115 after such date; and (ii) the effect of any write-downs of inventory in an aggregate cumulative amount during the term of the May 2001 Credit Agreement not to exceed $75 million, and including the amount of Series A Convertible Preferred Stock of Next Level purchased by Motorola in February 2002. In May 2002, Next Level accelerated the exercisability of the May 2001 Warrants pursuant to Amendment No. 6 to the May 2001 Credit Agreement

Next Level and Motorola entered into an additional $4 million loan (the “September 2001 Loan”) pursuant to Amendment No. 2 to the May 2001 Credit Agreement. The September 2001 Loan was repaid as a result of Next Level’s mortgage of its headquarters in October 2001, as described below.

On December 11, 2001, pursuant to Amendment No. 4 to the May 2001 Credit Agreement, Next Level and Motorola entered into an additional loan agreement whereby Motorola agreed to provide an additional

$20 million of loans to Next Level (the “December 2001 Loan” or the “Convertible Promissory Note”). Under the terms of the December 2001 Loan, the loan was convertible at Motorola’s option into Shares or other securities of Next Level upon the same terms as would be offered to other investors in Next Level’s next future equity financing in excess of $15 million. If Next Level did not enter into such future equity financing and either (i) Next Level delivered a notice of prepayment of the Convertible Promissory Note or (ii) the Convertible Promissory Note matured within thirty (30) days, then Motorola, at its option, could convert the outstanding principal and interest into Shares at a rate of $4.29 per Share, subject to customary anti-dilution protection provisions. The Convertible Promissory Note could not be prepaid while there were outstanding any other loans under the May 2001 Credit Agreement. The Convertible Promissory Note was cancelled in exchange for, among other things, shares of Series A-1 Convertible Preferred Stock pursuant to the terms of the June 2002 Securities Purchase Agreement (as described below).

As additional consideration for entering into the Amendment No. 4 as described in the preceding paragraph, Next Level granted Motorola Warrant No. 11 to purchase 2,500,000 Shares at an exercise price of $4.29 per Share. Warrant No. 11 is currently exercisable and expires on December 10, 2006.

May 2001 Collateral Security Agreement

As security for the obligations under the May 2001 Credit Agreement, Next Level and Motorola entered into a Security Agreement dated May 16, 2001 (the “2001 Collateral Security Agreement”). Pursuant to the 2001 Collateral Security Agreement, Next Level granted Motorola a security interest in substantially all of the personal property assets of Next Level, including certain patents and patent applications. If Next Level defaults under its obligations under the May 2001 Credit Agreement, Motorola is entitled to exercise remedies with respect to the pledged assets, including those available to a secured party under the Uniform Commercial Code.

May 2001 Registration Rights Agreement

Next Level and Motorola entered into a Registration Rights Agreement dated May 16, 2001 (“2001 Registration Rights Agreement”) granting Motorola both demand registration rights (up to four registrations) and piggyback registration rights related to Shares obtained in connection with the May 2001 Warrants. Pursuant to the 2001 Registration Rights Agreement, Next Level agreed to use its best efforts to ensure that the conditions to the availability of Rule 144 set forth in paragraph (c) thereof shall be satisfied, and to use its reasonable efforts to cause all conditions to the availability of Form S-3 to be met as soon as practicable after the date of the 2001 Registration Rights Agreement.

In connection with the Mortgage Guarantee, Environmental Indemnity Agreement and Warrant No. 10 discussed below, the 2001 Registration Rights Agreement was amended to provide that such agreement would cover any Shares issued pursuant to the Warrant No. 10. In connection with the Convertible Promissory Note and Warrant No. 11 discussed above, the 2001 Registration Rights Agreement was again amended to provide that any Shares issued pursuant to Warrant No. 11 or pursuant to the Convertible Promissory Note would be covered by such agreement. At the same time, the 2001 Registration Rights Agreement was also amended to increase the number of demand registration rights from four to five. In connection with the October 22, 2002 Amendment No. 7 and Warrant No. 12 discussed above, the 2001 Registration Rights Agreement was again amended to provide that any Shares issued pursuant to Warrant No. 12 would be covered by such agreement.

October 2001 Mortgage Guarantee and Environmental Indemnity Agreement

In October 2001, Next Level mortgaged its headquarters building for $20 million from Northwestern Mutual Life Insurance Company (the “Mortgage Loan”). Of that $20 million loan financing, $4 million was used to repay the September 2001 Loan in November 2001. As a condition to Northwestern Mutual Life Insurance Company granting the Mortgage Loan, Motorola entered into: (i) an agreement guaranteeing Next Level’s $20 million Mortgage Loan (the “Guarantee”); and (ii) an Environmental Indemnity Agreement relating to real estate security.

In exchange for Motorola entering into the Guarantee and Environmental Indemnity Agreement, Next Level granted Motorola warrants for an additional 400,000 Shares with an exercise price of $3.82 per Share (“Warrant No. 10”). Warrant No. 10 is currently exercisable and expires on October 23, 2006.

February 2002 Securities Purchase Agreement

On February 21, 2002, Next Level and Motorola entered into a Securities Purchase Agreement (the “February 2002 Securities Purchase Agreement”) whereby Motorola purchased 6,912,442 shares of Series A Convertible Preferred Stock at a per share purchase price of $4.34, for a total purchase price of approximately $30 million. Each share of Series A Preferred is initially convertible into two (2) Shares; and is entitled to cumulative dividends at an annual rate of 7.5%, payable in cash or additional shares of Series A Preferred. Holders of Series A Preferred may vote their shares together with holders of common stock on an as-converted to common stock basis, and certain material actions may require the consent of holders of a majority of the Series A Preferred.

In addition, each share of Series A Preferred is entitled to a liquidation preference of $10.85 in the event of insolvency or dissolution of Next Level, in the event of certain change in control, merger or consolidation events and in the event of sales or transfers of a material portion of Next Level’s assets outside the ordinary course of business.

Holders of a majority of the Series A Preferred were able to require Next Level to redeem the Series A Preferred on or after February 19, 2007. The per share redemption price of the Series A Preferred was $5.21. On December 18, 2002 Next Level amended the terms of the outstanding Series A Preferred such that the majority holders of the Series A Preferred may no longer call for redemption of the Series A Preferred and the events under which a Series A Preferred holder is entitled to a liquidation preference have been amended.

In connection with the issuance of the Series A Preferred, Next Level granted Motorola: (i) a warrant (“Warrant No. Series A 001”) to purchase 3,456,221 Shares which is currently exercisable with an exercise price of $2.17 per Share and expiring on February 19, 2007; and (ii) a warrant (“Warrant No. Series A 002”) to purchase 3,456,221 Shares which is currently exercisable with an exercise price of $2.60 per Share and expiring on February 19, 2007.

February 2002 Registration Rights Agreement

In connection with the February 2002 Securities Purchase Agreement, Warrant No. Series A 001 and Warrant No. Series A 002 discussed above, Next Level entered into a Registration Rights Agreement (“February 2002 Registration Rights Agreement”). Pursuant to the February 2002 Registration Rights Agreement, Next Level granted Motorola both demand registration rights (for up to four registrations) and piggyback registration rights related to Shares obtained in connection with the Series A Preferred Stock or Warrants No. Series A 001 and A 002. Next Level further agreed to use its best efforts to ensure that the conditions to the availability of Rule 144 set forth in paragraph (c) thereof shall be satisfied, and to use its reasonable efforts to cause all conditions to the availability of Form S-3 to be met as soon as practicable after the date of the February 2002 Registration Rights Agreement. The February 2002 Registration Rights Agreement was amended as of April 22, 2002 to confirm that the warrant issued as consideration for the Letter of Certification to Nasdaq, as described below, was entitled to the benefits of the February 2002 Registration Rights Agreement.

March 2002 Financing Commitment Letter

Motorola extended Next Level a $35 million financing commitment (the “March 2002 Financing Facility”) pursuant to a Commitment Letter dated March 29, 2002 (the “March 2002 Commitment Letter”). The March 2002 Commitment Letter provided that Motorola had the option at the time of any drawdown thereunder by Next Level of the March 2002 Financing Facility to either treat such drawdown as (a) an increase in the aggregate principle amount of convertible secured debt owed by Next Level to Motorola under the Convertible Promissory

Note or (b) as an additional preferred stock investment with terms (other than price) substantially identical to those contained in the February 2002 Securities Purchase Agreement. In either instance, Next Level would grant Motorola warrant coverage (the “March 2002 Warrants”) consistent in amount with that given in connection with either the Convertible Promissory Note or the February 2002 Securities Purchase Agreement. The pricing of any preferred stock investment or of any of the March 2002 Warrants would be the lower of the average of the closing prices of Next Level’s Shares for either (a) the five (5) days prior to March 29, 2002 or (ii) five (5) days prior to the particular drawdown by Next Level.

Next Level drew down (i) $13 million and (ii) $10 million, respectively, under the March 2002 Financing Facility for shares of Series A-1 Convertible Preferred Stock pursuant to the terms of the June 2002 Securities Purchase Agreement and the September 2002 Securities Purchase Agreement, respectively, as described below. Next Level drew down the remaining $12 million under the March 2002 Financing Facility on December 18, 2002 for shares of Series A-2 Convertible Preferred Stock pursuant to the terms of the December 2002 Securities Purchase Agreement as described below. The Convertible Promissory Note was cancelled on June 25, 2002 as discussed below. As a result of that cancellation, after June 25, 2002 Motorola no longer had the option to treat a drawdown under the March 2002 Financing Facility as described in (a) above.

April 2002 Letter of Certification to Nasdaq

At the request of Next Level, Motorola provided a letter of certification to Nasdaq dated April 22, 2002 (the “April 2002 Letter of Certification”) wherein Motorola agreed that, within ten (10) days of the execution of such letter, Motorola would execute and deliver to Next Level a waiver in which it would, in its capacity as holder of Next Level’s Series A Preferred, agree through November 1, 2002: (i) to waive its right of redemption under Section B(2) of the Certificate of Designation of Next Level’s Series A Preferred in the event of a change of control or sale of a material portion of Next Level’s assets; and (ii) not to transfer the Series A Preferred unless the transferee agrees in writing to be bound by the foregoing waiver. Pursuant to the terms of the September 2002 Securities Purchase Agreement (as described below) this waiver was extended to April 1, 2003. However, the terms of the December 2002 Securities Purchase Agreement (as described below), which amended the terms of the Series A Preferred as of December 18, 2002 (as also described below), supersedes this waiver.

In addition, in the April 2002 Letter of Certification Motorola also agreed that it would undertake that to the extent necessary for Next Level to achieve compliance with all current Nasdaq National Market listing requirements (including, when applicable, the stockholders’ equity requirement) by June 30, 2002 and for the remainder of fiscal year 2002 it would: (a) modify all or a portion of its March 2002 Financing Facility by amending the terms of the March 2002 Financing Facility such that any draws by Next Level under the March 2002 Financing Facility would be in exchange for the issuance of Series A Preferred subject to the waiver of the change of control redemption right described above; (b) if the modification to the March 2002 Financing Facility contemplated by clause (a) was not sufficient for Next Level to maintain compliance with the listing requirements, convert up to $6 million of Next Level’s existing indebtedness to Motorola into equity such that the converted indebtedness would be classified as equity on Next Level’s balance sheet on a going forward basis; and (c) if necessary to comply with the Nasdaq National Market’s stockholders’ equity requirement once it became mandatory in the fourth quarter of 2002, further amend the terms of the Series A Preferred such that it would be classified as equity on Next Level’s balance sheet on a going forward basis for purposes of the stockholders’ equity listing requirement. The April 2002 Letter of Certification also provided that the foregoing would not limit the ability of Next Level and Motorola to cause Next Level to achieve and maintain compliance with all Nasdaq National Market listing requirements pursuant to reverse stock splits or other restructuring of Series A Preferred or indebtedness of Next Level to Motorola in a manner so that such preferred stock or indebtedness would be classified as equity on Next Level’s balance sheet. Motorola has taken the necessary actions as agreed to in the April 2002 Letter of Certification.

As consideration for the April 2002 Letter of Certification to Nasdaq, Next Level issued to Motorola Warrant No. A 003 to purchase 400,000 Shares at an exercise price of $2.00 per Share. Warrant No. A 003 becomes exercisable on April 22, 2007 and expires on April 22, 2012.

June 2002 Securities Purchase Agreement

Next Level and Motorola entered into a Securities Purchase Agreement dated June 25, 2002 (the “June 2002 Securities Purchase Agreement”), whereby Motorola purchased 277,311 shares of Series A-1 Convertible Preferred Stock at a per share purchase price of $119.00, for a total purchase price of approximately $33 million. The total purchase price consisted of (i) the cancellation of the $20 million under the Convertible Promissory Note; and (ii) cash in the amount of $13 million representing a drawdown on the March 2002 Financing Facility. Each share of Series A-1 Preferred is initially convertible into 100 Shares and is entitled to cumulative dividends at an annual rate of 7.5%, payable in cash or additional shares of Series A-1 Preferred. Holders of Series A-1 Preferred may vote their shares together with holders of common stock on an as-converted to common stock basis, and certain material actions require the consent of holders of a majority of the Series A-1 Preferred.

In addition, each share of Series A-1 Preferred is entitled to a liquidation preference of $297.50 per share in the event of insolvency or dissolution of Next Level, in the event of certain change in control, merger or consolidation events and in the event of sales or transfers of a material portion of Next Level’s assets outside the ordinary course of business. Motorola had waived its right to receive the liquidation preference in the event of a change of control or sale of a material portion of Next Level’s assets if such event occurred prior to April 1, 2003. Pursuant to the December 2002 Securities Purchase Agreement (as described below), the amendment of the terms of the Series A-1 Preferred on December 18, 2002 (as described below) supersedes this waiver.

Holders of a majority of the Series A-1 Preferred were able to require Next Level to redeem the Series A-1 Preferred on or after June 25, 2007. The per share redemption price of the June 2002 Series A-1 Preferred was $142.80. On December 18, 2002 Next Level amended the terms of the outstanding Series A-1 Preferred such that the majority holders of the Series A-1 Preferred may no longer call for redemption of the Series A-1 Preferred and the events under which a Series A-1 holder is entitled to a liquidation preference have been amended.

On June 25, 2002, in connection with the issuance of the June 2002 Series A-1 Preferred, Next Level granted Motorola: (i) a warrant (“Warrant No. Series A-1 002”) to purchase 6,008,403 Shares which is currently exercisable with an exercise price of $1.19 per Share and expiring on June 24, 2007; and (ii) a warrant (“Warrant No. Series A-1 001”) to purchase 330,000 Shares which is exercisable after June 25, 2007 with an exercise price of $2.00 per Share expiring on June 24, 2012.

June 2002 Registration Rights Agreement

In connection with the June 2002 Securities Purchase Agreement, Warrant No. Series A1 001 and Warrant No. Series A-1 002 discussed above, Next Level also entered into a Registration Rights Agreement (the “June 2002 Registration Rights Agreement”) pursuant to which Next Level granted Motorola both demand registration rights (for up to four (4) registrations) and piggyback registration rights related to Shares obtained in connection with the Series A-1 Preferred stock or Warrants Nos. Series A 001 and Series A 002. Next Level further agreed to use its best efforts to ensure that the conditions to the availability of Rule 144 set forth in paragraph (c) thereof shall be satisfied, and to use its reasonable efforts to cause all conditions to the availability of Form S-3 to be met as soon as practicable after the date of the June 2002 Registration Rights Agreement. In connection with the September 2002 Securities Purchase Agreement (described below), the June 2002 Registration Rights Agreement was amended to provide that any Shares issued pursuant to September 2002 Securities Purchase Agreement or pursuant to Warrant No. Series A-1 003 and Warrant No. Series A-1 004 (as described below) would be covered by such agreement. In connection with the December 2002 Securities Purchase Agreement (described below), the June 2002 Registration Rights Agreement was amended to provide that any Shares issued pursuant to December 2002 Securities Purchase Agreement or pursuant to Warrant No. A-2 001 and Warrant No. A-2 002 would be covered by such agreement.

September 2002 Securities Purchase Agreement

Next Level and Motorola entered into a Securities Purchase Agreement, dated September 26, 2002 (the “September 2002 Securities Purchase Agreement”) whereby Motorola purchased 236,559 shares of Series A-1 Convertible Preferred Stock at a per share purchase price of $93.00 for a total purchase price of approximately $22 million. The total purchase price consisted of (i) the cancellation of $12 million under the May 2001 Credit Agreement; and (ii) cash in the amount of $10 million representing a drawdown on the March 2002 Financing Facility. Each share of Series A-1 Preferred is initially convertible into 100 Shares and is entitled to cumulative dividends at an annual rate of 7.5%, payable in cash or additional shares of Series A-1 Preferred. Holders of Series A-1 Preferred may vote their shares together with holders of common stock on an as-converted to common stock basis, and certain material actions require the consent of holders of a majority of Series A-1 Preferred.

In addition, each share of Series A-1 is entitled to a liquidation preference of $232.50 per share in the event of insolvency or dissolution of Next Level, in the event of certain change in control, merger or consolidation events and in the event of sales or transfers of a material portion of Next Level’s assets outside the ordinary course of business. Motorola had waived its right to receive the liquidation preference in the event of a change of control or sale of a material portion of Next Level’s assets if such event occurred prior to April 1, 2003. Pursuant to the terms of the December 2002 Securities Purchase Agreement (as described below), the amendment of the terms of the Series A-1 Preferred on December 18, 2002 supersedes this waiver.

Lastly, holders of a majority of Series A-1 Preferred were able to require Next Level to redeem the Series A-1 Preferred on or after June 25, 2007. The per share redemption price of the September 2002 Series A-1 Preferred was $111.60. On December 18, 2002 Next Level amended the terms of the outstanding Series A-1 Preferred as discussed below. As a result of the amendment the majority holders of the Series A-1 Preferred may no longer call for redemption of the Series A-1 Preferred and the events under which a Series A-1 holder is entitled to a liquidation preference have been amended.

On September 26, 2002, in connection with the issuance of the Series A-1 Preferred, Next Level granted Motorola (i) Warrant No. A-1 003 to purchase 220,000 Shares which is exercisable after September 26, 2007 with an exercise price of $2.00 per Share; and (ii) Warrant No. A-1 004 to purchase 5,913,978 Shares which is currently exercisable with an exercise price of $0.93 per Share. The warrants expire on September 25, 2012 and September 25, 2007, respectively.

December 2002 Securities Purchase Agreement

Next Level and Motorola entered into a Securities Purchase Agreement dated December 18, 2002 (the “December 2002 Securities Purchase Agreement”) whereby Motorola purchased 26,506 shares of Series A-2 Convertible Preferred Stock at a per share purchase price of $830.00 for a total purchase price of approximately $22 million. The total purchase price consisted of (i) the cancellation of $10 million under the May 2001 Credit Agreement and (ii) cash in the amount of $12 million representing a drawdown on the March 2002 Financing Facility. Each share of Series A-2 Preferred is initially convertible into 1,000 Shares and is entitled to cumulative dividends at an annual rate of 7.5%, payable in cash or additional shares of Series A-2 Preferred. Holders of Series A-2 Preferred may vote their shares together with holders of common stock on an as-converted to common stock basis, and certain material actions require the consent of holders of a majority of Series A-2 Preferred.

In addition, each share of Series A-2 Preferred is entitled to a liquidation preference of $2,075 per share in the event of insolvency or dissolution of Next Level, in the event of certain change in control, merger or consolidation events and in the event of sales or transfers of a material portion of Next Level’s assets outside the ordinary course of business.

In connection with the issuance of the Series A-2 Preferred, Next Level granted Motorola (i) Warrant No. A-2 001 to purchase 220,000 Shares which is exercisable after December 18, 2007 with an exercise price of

$2.00 per Share and; and (ii) Warrant No. A-2 002 to purchase 7,951,807 Shares which is currently exercisable with an exercise price of $0.83 per Share. The warrants expire on December 17, 2012 and December 17, 2007, respectively.

December 2002 Amendment to Preferred Stock Terms

On December 18, 2002, Next Level amended the terms of its outstanding Series A Preferred and Series A-1 Preferred to: (i) remove the provision allowing for redemption at the option of the holder after February 19, 2007 in the case of the Series A Preferred and June 25, 2007 in the case of the Series A-1 Preferred; and (ii) amend the events under which a holder of the Series A Preferred or Series A-1 Preferred is entitled to a liquidation preference. As amended, the Series A Preferred and Series A-1 Preferred contain substantially identical terms as the Series A-2 Preferred.

ANNEX C

February 3, 2003

Independent Committee of the Board of Directors

Next Level Communications, Inc.

6085 State Farm Drive

Rohnert Park, CA 94928

Members of the Independent Committee:

We understand that on January 27, 2003, Motorola, Inc. (“Motorola”) commenced an offer to purchase (the “Offer”) all of the outstanding shares of common stock, par value $0.01 per share (“Company Common Stock”), of Next Level Communications, Inc. (the “Company”) not held by Motorola or its subsidiaries for $1.04 per share net to the seller in cash (the “Per Share Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) contained in the Schedule TO (the “Schedule TO”) filed by Motorola with the Securities and Exchange Commission on January 27, 2003, and the related Letter of Transmittal (together with the Offer to Purchase and the Schedule TO, the “Offer Documents”). The Offer Documents further provide that if the Offer is completed, Motorola expects to effect a merger (the “Merger”) between the Company and a wholly owned subsidiary of Motorola under the “short form” merger provisions of the Delaware General Corporation Law. Pursuant to the Merger, the Company would become a wholly owned subsidiary of Motorola, and each outstanding share of Company Common Stock, other than shares held in treasury or held by Motorola or any affiliate of Motorola or as to which dissenters’ rights have been perfected, would be converted into the right to receive the Per Share Consideration. The terms and conditions of the Offer are more fully set forth in the Offer Documents. We understand that as of January 31, 2003, Motorola presently owns approximately 74% of the outstanding shares of Company Common Stock and beneficially owns 89.50% of the Company Common Stock.

You have asked for our opinion as to whether the Per Share Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Offer is adequate from a financial point of view to such holders (other than Motorola and its affiliates).

For purposes of the opinion set forth herein, we have:

(i)	reviewed certain publicly available financial statements and other business and financial information of the Company;

(ii)	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

(iii)	reviewed and discussed certain financial forecasts prepared by the management of the Company;

(iv)	discussed the past and current operations and financial condition and the prospects of the Company, including information relating to future strategic, financial and operational plans, with senior executives of the Company;

(v)	reviewed the reported prices and trading activity for the Company Common Stock;

(vi)	compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain comparable publicly-traded companies and their securities;

(vii)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

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Members of the Independent Committee of the Board of Directors

February 3, 2003

(viii)	reviewed the Offer Documents, the draft Solicitation/Recommendation Statement on Schedule 14D-9, and certain related documents; and

(ix)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to us by the Company for the purposes of this opinion. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have relied upon, without independent verification, the assessment of the management of the Company of: (i) the ability to achieve such forecasts, (ii) the funding needs of the Company, and (iii) the risks and uncertainties associated with its strategic, financial and operational plans. We have also relied upon, without independent verification, the assessment of the management of the Company of: (i) the Company’s technologies, products and intellectual property and (ii) the validity of, and risks associated with, the Company’s existing and future technologies, products and intellectual property. We have not made any independent valuation or appraisal of the assets, liabilities, technologies or intellectual property of the Company, nor have we been furnished with any such appraisals. In addition, we have assumed that the Offer and the Merger will be completed as contemplated in the Offer Documents. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

Our opinion does not address the relative merits of the Offer or the Merger as compared to any alternative business transaction, or other alternatives, whether or not such alternatives could be achieved. Further, in arriving at our opinion, we were not authorized to solicit, and did not solicit interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving the Company or its assets, nor did we negotiate with any party, including Motorola, or parties other than Motorola, with respect to the possible acquisition, business combination or other extraordinary transaction involving the Company or its assets.

We have acted as financial advisor to the Independent Committee of the Board of Directors of the Company in connection with the Offer and will receive a fee for our services. In the ordinary course of our trading, brokerage, investment banking, investment management, financing and principal investing activities, Morgan Stanley & Co. Incorporated or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of the Company or Motorola. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for Motorola and have received fees for the rendering of those services.

It is understood that this letter is for the information of the Independent Committee of the Board of Directors of the Company appointed to review and evaluate the Offer and for the information of the Board of Directors of the Company (other than Mr. Eugene Delaney and Mr. Gray Benoist who are affiliates of Motorola) and this letter may not be used for any other purpose or disclosed without our prior written consent, except that a copy of our opinion may be included in its entirety in the Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by the Company with the Securities and Exchange Commission with respect to the Offer. This opinion is not intended to be and shall not constitute a recommendation to any holder of Company Common Stock as to whether to tender shares of Company Common Stock pursuant to the Offer. In addition, this opinion does not in any manner address the prices at which the Company Common Stock will actually trade at any time.

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Members of the Independent Committee of the Board of Directors

February 3, 2003

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Per Share Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Offer is inadequate from a financial point of view to such holders (other than Motorola and its affiliates).

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ MICHAEL F. WYATT
Michael F. Wyatt
Executive Director

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